Exhibit 2.3

CONFIDENTIAL TREATMENT REQUESTED:

Portions of this Exhibit have been redacted pursuant to a request for confidential treatment under Rule 24b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.  Such redacted portions have been replaced with “{***}” in this Exhibit.  An unredacted version of this document has been filed separately with the Securities and Exchange Commission along with the request for confidential treatment.

ASSET PURCHASE AGREEMENT

BETWEEN

CAMBRIDGE LABORATORIES (IRELAND) LIMITED

AND

BIOVAIL LABORATORIES INTERNATIONAL (BARBADOS) SRL

Dated May 16, 2009

i

ARTICLE IV

Warranties of Purchaser

ii

iii

ASSET PURCHASE AGREEMENT (including the Exhibits and Schedules hereto, this “Agreement”), dated May 16, 2009, between CAMBRIDGE LABORATORIES (IRELAND) LIMITED, a company organized under the laws of the Republic of Ireland (“Seller”), and BIOVAIL LABORATORIES INTERNATIONAL (BARBADOS) SRL, a society with restricted liability under the laws of Barbados (“Purchaser”).

Seller desires to sell to Purchaser certain assets owned and used by Seller and its Affiliates in the development, manufacturing, registration, sale, distribution and packaging of the TBZ Products (as defined herein) (such activities, the “TBZ Business”), and to have Purchaser assume specified liabilities associated with the TBZ Business, and Purchaser desires to purchase such assets, and to assume such liabilities, with a view to carrying on the TBZ Business as a going concern in succession to Seller, upon the terms and subject to the conditions of this Agreement.

Accordingly, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Acquired Assets

SECTION 1.01. Purchase and Sale.  On the terms and subject to the conditions of this Agreement, at and with effect from Closing (as defined in Section 2.01), Seller shall, or shall procure its applicable Affiliate to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller or its applicable Affiliate, the Acquired Assets (as defined in Section 1.02(a)), for (i) an aggregate amount in cash as set forth in and payable in accordance with Article II and (ii) the assumption of the Assumed Liabilities (as defined in Section 1.03(a)).  The sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities is referred to in this Agreement as the “Acquisition”.

SECTION 1.02. Acquired Assets; Excluded Assets.  (a) The term “Acquired Assets” means all Seller’s and its Affiliates’ legal and beneficial title and interest in and to the following tangible and intangible assets at Closing, other than the Excluded Assets (as defined in Section 1.02(b)):

(i) all rights owned by Seller and its Affiliates in and to all tetrabenazine products, in any jurisdiction, including all prodrugs, analogues, metabolites, salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms thereof, including desmethyltetrabenazines (collectively, the “TBZ Products”), including rights owned by Seller and its Affiliates in and to (A) all immediate release formulations of tetrabenazine (“Xenazine IR”), (B) all controlled release formulations of tetrabenazine, whether currently in development or to be developed in the future (“Xenazine CR”), (C) all tetrabenazine products corresponding to Xenazine products marketed under a different name in any jurisdiction, including Nitoman, (D) the (2S, 3S, 11bR) isomer of cis-dihydrotetrabenazine referred to as RUS 350, including all prodrugs, salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms of RUS 350, (E) the (2R, 3R, 11bS) isomer of cis-dihydrotetrabenazine referred to as RUS 351, including all prodrugs, salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms of RUS 351, (F) the (2R, 3S, 11bR) isomer of cis-dihydrotetrabenazine referred to as RUS 345, including all prodrugs, salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms of RUS 345, (G) the (2S, 3R, 11bS) isomer of cis-dihydrotetrabenazine referred to as RUS 346, including all prodrugs, salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms of RUS 346 and (H) trans dihydrotetrabenazine and all prodrugs, metabolites and analogs of cis and trans dihydrotetrabenazine and all salts, hydrates, solvates, polymorphs, crystalline, amorphous and nanonized forms thereof, including desmethyldihydrotetrabenazines;

(ii) all raw materials, active pharmaceutical ingredient (“API”), work-in-process, finished goods, components, packaging materials, samples, supplies and other inventories of or relating to TBZ Products (including in transit, on consignment or in the possession of any third party) owned by Seller and its Affiliates (collectively, the “Inventory”) that is unsold at Closing (such unsold Inventory, the “Assigned Inventory”);

(iii) all machinery and equipment (if any) that is owned by Seller and its Affiliates and used, held for use or intended to be used primarily in the development, manufacturing or packaging of the TBZ Products, regardless of whether Seller or a third party is in physical possession of such machinery or equipment on the Closing Date (the “CMO Equipment”);

(iv) all rights held by Seller and its Affiliates (subject to the obligations thereunder) in regulatory approvals in any jurisdiction with respect to any TBZ Product (the “Regulatory Approvals”) or pending applications therefor, including all new drug applications for any TBZ Product and the rights of Seller and its Affiliates thereunder (subject to the obligations thereunder) in any jurisdiction (each such application, a “Drug Approval Dossier”), filed by Seller or any of its Affiliates with any regulatory authority in any jurisdiction, and all rights of Seller and its Affiliates in all related information and research supporting such Regulatory Approvals, Drug Approval Dossiers and all subsequent amendments and supplements thereto (any such documentation regarding the Regulatory Approvals, the “Regulatory Files”);

(v) all patents (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent applications, patent rights, trade marks, trade mark registrations, trade mark applications, service marks, trade names, trade dress, business names, brand names, copyrights, copyright registrations, designs and design registrations in any jurisdiction, and all rights to any of the foregoing (“Intellectual Property”), that are owned by Seller and its Affiliates and relate primarily to the TBZ Business and/or the TBZ Products (including, for the avoidance of doubt, Intellectual Property owned by Seller and its Affiliates related to the CAM 28 and CAM 31 draft patent applications) (such Intellectual Property, the “Assigned Intellectual Property”);

(vi) all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, manufacturing and packaging specifications, technical, clinical and other data and other technical information, market surveys and marketing know-how, that are owned by Seller and its Affiliates, in each case, to the extent relating to the TBZ Business and/or the TBZ Products (the “Technology”);

(vii) the internet and domain names set forth on Schedule 1.02(a)(vii);

(viii) subject to Sections 1.03 and 1.04, the benefit (subject to the burden) of the Assigned Contracts;

(ix) copies of all books and records and other materials and documentation to the extent relating to the TBZ Business, any TBZ Product and/or any other Acquired Asset that are in the possession or control of Seller or any of its Affiliates, including books of account, ledgers, files, invoices, customer and supplier lists, other distribution lists, billing records, manuals, customer account data, customer and supplier correspondence, laboratory notebooks and other research records, product complaint information, clinical studies and data and all other regulatory files or documentation (including correspondence held by Seller and its Affiliates with, applications to and approvals from any regulatory authority in any jurisdiction), in all cases, in any form or medium (the “Records”);

(x) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items arising in respect of the Assigned Contracts or that are otherwise used, held for use or intended to be used primarily in, or that arise primarily out of, the TBZ Business; and

(xi) all rights, claims and credits to the extent relating to any tangible Acquired Asset (including Assigned Inventory), including any such items arising under all warranties, indemnities and similar rights in favour of Seller and its Affiliates in respect of any such Acquired Asset.

(b) The term “Excluded Assets” means:

(i) all assets identified on Schedule 1.02(b), including all rights of Seller or any of its Affiliates under the Contracts and regulatory approvals identified on such Schedule;

(ii) all cash in hand and at bank of Seller or any of its Affiliates;

(iii) the Debts;

(iv) all Inventory of Seller or any of its Affiliates sold prior to Closing, and all Inventory purchased from Seller and owned by Cambridge Laboratories Limited in the ordinary course pursuant to the distribution agreement dated May 11, 2009 (the “UK/Ireland Distribution Agreement”);

(v) all computer hardware, software and related information technology infrastructure of Seller or any of its Affiliates;

(vi) all real property, leaseholds and other interests in real property of Seller or any of its Affiliates, in each case together with any right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto;

(vii) all tangible personal property (except the CMO Equipment) of Seller or any of its Affiliates and interests therein, including all furniture, furnishings and vehicles;

(viii) all rights, claims and credits of Seller or any of its Affiliates to the extent relating primarily to any other Excluded Asset or any Excluded Liability (as defined in Section 1.03(b)), including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favour of Seller or any of its Affiliates in respect of any other Excluded Asset or any Excluded Liability;

(ix) all rights, claims and credits of Seller or any of its Affiliates under the Assigned Contracts accrued in the period prior to Closing;

(x) all rights, claims and credits of Seller or any of its Affiliates under any contract of insurance and any foreign exchange hedging contract;

(xi) all rights of Seller or any of its Affiliates under this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement;

(xii) all records prepared in connection with the Acquisition;

(xiii) the Excluded Marks; and

(xiv) all financial and Tax records relating to the TBZ Business that form part of the general ledgers of Seller or any of its Affiliates.

(c) With respect to each Contract set forth on Schedule 1.02(c) (each, a “Shared Contract”), Seller shall reasonably cooperate with Purchaser (at Purchaser’s request and expense) to agree upon a reasonable approach to allocating or sharing the benefit and burden under such Shared Contract after Closing, save that with respect to each Shared Contract identified in Part 2 of Schedule 1.02(c) the parties hereto shall allocate only to Seller (and shall not share) any benefit of such Shared Contract that assigns, delivers or confirms to Seller or its relevant Affiliate its right, title or interest in or to an Acquired Asset or provides Seller or its relevant Affiliate the right to perfect its right, title or interest in or to an Acquired Asset (which right, title and interest are agreed to be conveyed at Closing to Purchaser by Seller or its applicable Affiliate pursuant hereto).  Without limitation of the foregoing, each of Purchaser and Seller shall use reasonable endeavours to ensure that the benefits and burdens of the Contract Manufacture Agreement between Seller and Pharmaserve Limited, dated May 6, 2005, as it relates to the TBZ Business, are available to Purchaser at Closing.

SECTION 1.03. Assumption of Certain Liabilities.  (a) Subject to Section 1.04, Purchaser shall assume, effective as of Closing, and, from and after Closing, Purchaser shall pay, perform and discharge when due, all liabilities, obligations and commitments of Seller and its Affiliates (i) under any trade accounts payable in respect of any Assigned Inventory that are outstanding at Closing (“Assumed Accounts Payable”) and (ii) under the Assigned Contracts, the

Regulatory Approvals or otherwise in connection with the TBZ Business or any Acquired Asset solely to the extent related to the period from and after Closing, except for any such liabilities that are Excluded Liabilities (together with the Assumed Accounts Payable, the “Assumed Liabilities”), and Purchaser shall indemnify Seller and its Affiliates against all Costs (other than Taxes arising in connection with the assumption of such Assumed Liabilities) incurred or suffered by Seller or any of its Affiliates in respect of the Assumed Liabilities following Closing, including any failure on the part of Purchaser to carry out, perform or complete any obligations with respect to the Assumed Liabilities.

(b) Notwithstanding any other provision of this Agreement, and regardless of any disclosure to Purchaser, Purchaser shall not assume any of the following liabilities, obligations and commitments of Seller or any of its Affiliates (the “Excluded Liabilities”), all of which shall be retained and paid, performed and discharged by Seller or its Affiliates:

(i) any liability or obligation of Seller or any of its Affiliates, except as specifically set forth in Section 1.03(a), relating to or arising out of the TBZ Business or any Acquired Asset, whether express or implied, accrued or contingent, in each case to the extent based upon, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission existing, committed by Seller or any of its Affiliates or otherwise occurring prior to Closing;

(ii) any liability, obligation or commitment of Seller or any of its Affiliates, whether express or implied, accrued or contingent, to the extent that it relates to, or arises out of, any Excluded Asset or the operation or conduct by Seller or any of its Affiliates of any business other than the TBZ Business;

(iii) any liability or obligation of Seller or any of its Affiliates to the extent (A) arising out of any actual or alleged breach by Seller or any of its Affiliates of, or non-performance by Seller or any of its Affiliates under, any contract, licence, sublicence, agreement (including all manufacturing, confidentiality, licence, supply and distribution agreements), commitment or other legally binding arrangement (including purchase orders and sales orders), whether oral or written (“Contracts”) (including any Assigned Contract), prior to Closing, (B) accruing under any Assigned Contract with respect to any period prior to Closing (except as otherwise specifically set forth in Section 1.03(a)) or (C) arising under any Contract entered into in violation of this Agreement;

(iv) any liability, obligation or commitment of Seller or any of its Affiliates with respect to Taxes, other than withholding taxes payable in the ordinary course of the TBZ Business in respect of payments made under any Assigned Contract following Closing;

(v) any liability, obligation or commitment of Seller or any of its Affiliates arising out of (A) any suit, action or proceeding (“Proceeding”) to the extent such Proceeding relates to the activities of Seller or any of its Affiliates prior to Closing or (B) any actual or alleged violation by Seller or any of its Affiliates of any Applicable Law (as defined in Section 3.03) prior to Closing;

(vi) any liability, obligation or commitment of Seller or any of its Affiliates under or in relation to all Regulatory Approvals and Drug Approval Dossiers to the extent related to the period prior to Closing;

(vii) any liability, obligation or commitment of Seller or any of its Affiliates that relates to, or arises out of, products, including the TBZ Products, sold by or on behalf of Seller or any of its Affiliates prior to Closing (including claims of negligence, personal injury, product damage, product liability, product warranties, promotional obligations, strict liability, product recall or any other claims (including workers’ compensation, employer’s liability or otherwise)), whether such liability, obligation or commitment relates to or arises out of accidents, injuries or losses occurring prior to or after Closing; and

(viii) any liability, obligation or commitment of Seller or any of its Affiliates to Seller or any of its Affiliates.

(c) Seller shall indemnify Purchaser and its Affiliates against all Costs incurred or suffered by Purchaser or any of its Affiliates in respect of the Excluded Liabilities, including any failure on the part of Seller or any of its Affiliates to carry out, perform or complete any obligations with respect to the Excluded Liabilities.

(d) Purchaser shall acquire the Acquired Assets free and clear of all liabilities, obligations and commitments of Seller and its Affiliates, other than the Assumed Liabilities, and free and clear of all Liens (as defined in Section 3.05), other than for (i) customary retention or reservation of title provisions in favour of suppliers, common carriers or warehousers in respect of Assigned Inventory and (ii) any obligations with respect to Regulatory Approvals imposed by Applicable Law or the terms thereof.

(e) For the avoidance of doubt, (i) royalty obligations payable pursuant to the 1998 LifeHealth Licence shall be allocated on the basis of net profits (as defined under, and calculated in accordance with, the 1998 LifeHealth Licence), determined on a daily basis, with the royalty obligations in respect of net profits prior to Closing to be for the account of Seller and for the period from and after Closing to be for the account of Purchaser, and (ii) payment obligations in respect of development projects properly accrued in the period prior to Closing shall be for the account of Seller and such obligations properly accrued in the period from and after Closing shall be for the account of Purchaser.

SECTION 1.04. Assigned Contracts.  (a)(i) Subject to Section 1.04(a)(ii), Purchaser shall become entitled to the benefits of Seller or its Affiliates under the Assigned Contracts and this Agreement shall constitute an assignment of the benefit of all Assigned Contracts to Purchaser with effect from Closing.

(ii) This Agreement shall not constitute an assignment or attempted assignment of any Assigned Contract if the assignment or attempted assignment would constitute a breach of such Assigned Contract.

(iii) Where the consent of a third party is required to the assignment of the benefit of any of the Assigned Contracts (other than the Prestwick Agreements) to Purchaser,

Seller shall, and shall procure that its relevant Affiliates shall (both before and after Closing, but only until the one year anniversary of the Closing Date), use reasonable endeavours with the co-operation of Purchaser to obtain such consent in substantially the Agreed Form (other than in respect of the LifeHealth Agreements, which shall be in the Agreed Form), with such material changes as may be requested by such third party and agreed between Seller and Purchaser (such agreement, other than in respect of the LifeHealth Agreements, not to be unreasonably withheld or delayed) (each such consent to be obtained prior to Closing if practicable using reasonable endeavours).  Purchaser shall use reasonable endeavours to assist Seller in obtaining the documents described in Sections 6.02(b), (e) and (f), and shall consult with Seller with respect to, and shall consider in good faith, any changes to the Agreed Forms thereof as may be proposed by the applicable counterparties (without prejudice to Purchaser’s right to withhold its consent to any such changes).  Upon whichever is the later of Closing and any such consent being obtained, this Agreement shall constitute an assignment of the benefit of the Assigned Contract to which that consent relates.  Any Costs incurred in connection with obtaining any such consent shall be borne (A) prior to Closing, by the party incurring such Costs and (B) following Closing, by Purchaser.

(b) At Purchaser’s request with respect to any Assigned Contract, Seller shall, and shall procure that its relevant Affiliates shall (both before and after Closing, but only until the one year anniversary of the Closing Date), use reasonable endeavours with the co-operation of Purchaser to procure that all counterparties to such Assigned Contract enter into a novation agreement among Seller, Purchaser and any such counterparties in respect of such Assigned Contract in substantially the Agreed Form (other than in respect of the LifeHealth Agreements, which shall be in the Agreed Form), with such material changes as may be requested by any such counterparties and agreed between Seller and Purchaser (such agreement, other than in respect of the LifeHealth Agreements, not to be unreasonably withheld or delayed), with the intent that, with effect from Closing, Purchaser shall perform such Assigned Contract and be bound by it as if Purchaser were a party to such Assigned Contract in lieu of Seller or its Affiliate.  Any Costs incurred in connection with entering into any such novation agreement shall be borne (A) prior to Closing, by the party incurring such Costs and (B) following Closing, by Purchaser.

(c) After Closing and until any necessary consent to the assignment of an Assigned Contract is obtained:

(i) Seller shall be treated as holding the benefit of such Assigned Contract in trust for Purchaser (to the extent it is permissible and lawful under the Assigned Contract to so hold in trust), and any benefit will be promptly paid over to Purchaser;

(ii) Purchaser shall indemnify Seller and its Affiliates against all Costs (except Costs related to Excluded Liabilities) incurred or suffered by Seller or its Affiliates in respect of any such Assigned Contract;

(iii) to the extent it is permissible and lawful under such Assigned Contract, Purchaser shall perform on behalf of Seller the obligations of Seller or its Affiliates under such Assigned Contract arising after Closing and shall indemnify Seller against all Costs in respect of any failure on the part of Purchaser to perform those obligations;

(iv) in respect of any Assigned Contract containing a licence of Intellectual Property, until the relevant licence is assigned, Seller shall, to the extent it is permissible and lawful under the Assigned Contract, sub-licence to Purchaser so as to provide Purchaser (to the fullest extent possible) the benefit of that licence; provided that any such sub-licence shall be on and subject to the terms of any such licence; and

(v) Seller shall not, and shall procure its Affiliates not to, amend or terminate such Assigned Contract without the prior written consent of Purchaser.

(d) Nothing in the foregoing clauses of this Section 1.04 shall limit or otherwise modify Purchaser’s rights pursuant to Section 6.02(b), (e) or (f) or Article VIII in respect of the failure of any consent to be obtained at or prior to Closing.  Neither Seller’s obligation under this Section 1.04 to use reasonable endeavours to procure the assignment or novation of any Assigned Contracts, nor Purchaser’s obligation to use reasonable endeavours to assist Seller in obtaining applicable consents, shall require Seller or Purchaser to make or offer to make any payment to any Person, or to provide any guarantee or security or any benefit in kind or by way of amendment to the Contract to any Person or to deposit any cash or other asset with any Person.

SECTION 1.05. Assigned Inventory Indemnification.  (a) Seller shall pay to Purchaser the amount (the “Inventory Deficit”), if any, by which the amount of Assumed Accounts Payable at Closing exceeds the book value of the Assigned Inventory at Closing (at the lower of cost and net realisable value) after provisions for old, obsolete, damaged or slow moving Inventory.

(b) Within 30 Business Days after the Closing Date, Purchaser shall notify Seller of any such Inventory Deficit and, within 10 Business Days of receipt of such notice, Seller shall either (i) pay Purchaser an amount equal to the Inventory Deficit or (ii) give written notice to Purchaser of any disagreement it has with respect to the amount of the Inventory Deficit.  During the 10-Business Day period following the delivery of any such notice of disagreement, Seller and Purchaser shall use reasonable endeavours to agree upon the amount of the Inventory Deficit, including, if necessary, retaining the services of an independent accounting firm (acting as expert and not arbitrator) to finally determine the amount of such Inventory Deficit.

(c) At Purchaser’s option, upon reasonable advance notice to Seller and at Purchaser’s expense, a physical inventory shall be conducted by Seller on the Closing Date for the purpose of determining the amount of Assigned Inventory as of the Closing Date, and each of Seller and Purchaser and their respective independent auditors shall have the right to observe the taking of such physical inventory.

SECTION 1.06. Transfer of Intellectual Property.  (a) Section 1.02 shall operate as an assignment of such of the Technology and Assigned Intellectual Property that is not subject to a registration or an application for registration with effect from the Closing Date.  Any Assigned Intellectual Property that is either owned by an Affiliate of Seller (but not Seller) or is registered or subject to an application for registration shall be assigned to Purchaser pursuant to assignment agreements in the Agreed Form with respect to the Assigned Intellectual Property to be entered into at Closing.

(b) If Purchaser identifies to Seller any specific Intellectual Property which at Closing was licensed to Seller or any of its Affiliates by a third party and which was used in (but did not relate primarily to) the TBZ Business and/or the TBZ Products at Closing, to the extent that the terms of such licence agreement allow the grant of a sub-licence of such Intellectual Property to Purchaser, Seller shall, or shall procure that its relevant Affiliate shall, grant to Purchaser a sub-licence to use such Intellectual Property in relation to the TBZ Business on and subject to the terms of such licence agreement; provided that any such sub-licence shall terminate no later than the second anniversary of the Closing Date.

ARTICLE II

The Closing Date and Payment of the Purchase Price

SECTION 2.01. Closing Date.  The closing of the Acquisition (“Closing”) shall take place at the offices of Seller’s Irish Solicitors in Dublin, Republic of Ireland, at 10:00 a.m. on June 15, 2009, or, if on such day any condition set forth in Article VI has not been satisfied (or, to the extent permitted, waived by the party entitled to the benefit thereof), on the fifth Business Day after the last of the conditions set forth in Article VI has been satisfied or so waived, or at such other place, time and date as shall be agreed between Seller and Purchaser.  The date on which Closing occurs is referred to in this Agreement as the “Closing Date”.  Neither Purchaser nor Seller shall be entitled in any circumstance to rescind or terminate this Agreement after Closing.

SECTION 2.02. Transactions to be Effected at Closing.  At Closing:

(a) Seller shall observe and perform the provisions of Part 1 of Schedule 2.02; and

(b) Purchaser shall observe and perform the provisions of Part 2 of Schedule 2.02.

SECTION 2.03. Purchase Price.  (a) The cash consideration for the Acquisition shall be $230,000,000 (the “Purchase Price”).

(b) The Purchase Price set forth in clause (a) above shall be payable as follows:

(i) an amount equal to $200,000,000 shall, under Section 2.02, be paid by Purchaser to Seller on the Closing Date;

(ii) $12,500,000 shall be paid by Purchaser to Seller on the first Business Day following the date that is the first anniversary of the Closing Date; and

(iii) $17,500,000 shall be paid by Purchaser to Seller on the first Business Day following the date that is the second anniversary of the Closing Date (subject, solely in the case of this clause (iii), to Purchaser’s rights of set off, deduction and retention as described in Section 9.05).

SECTION 2.04. Transfer of a Going Concern.  (a) Seller and Purchaser shall use reasonable endeavours to procure that the supply of those Acquired Assets under this Agreement which would otherwise be chargeable to VAT as a supply of goods or services (but for the sale being treated, for the purposes of Articles 19 and 29 of Council Directive 2006/112/EC and/or any equivalent applicable VAT legislation or legislation enacting these articles, as a transfer of all or part of the assets of a business as a going concern as hereinafter mentioned) and which Seller and Purchaser consider should qualify as a transfer of all or part of the assets of a business as a going concern for the purposes of Articles 19 and 29 of Council Directive 2006/112/EC and/or any equivalent applicable VAT legislation or legislation enacting these articles is so treated by the relevant Taxing Authority, except that Seller and/or its Affiliates shall not be required by virtue of this Section 2.04(a) to make any appeal to any court against any determination of the relevant Taxing Authority that that sale does not fall to be so treated.  However, if the completion of the sale of any of the Acquired Assets under this Agreement is treated as a supply of goods or services for the purposes of VAT, Purchaser shall be liable to pay to Seller an amount equal to the VAT owing in respect of that supply within five Business Days of the production by Seller to Purchaser of a valid VAT invoice in relation thereto.

(b) Seller warrants to Purchaser that it is, and will continue until at least the time of Closing to be, registered for the purposes of VAT in each of the Republic of Ireland and the United Kingdom.

(c) Purchaser warrants to Seller that it is, or will prior to or immediately at the time of Closing become, registered for the purposes of VAT in each of the Republic of Ireland and the United Kingdom.

(d) Each amount stated as payable by Purchaser under or pursuant to this Agreement is exclusive of any amount in respect of VAT.  If any VAT is payable on any supply by Seller under this Agreement, Purchaser shall pay to Seller an amount equal to that VAT in addition to its other obligations hereunder; provided that Purchaser shall not be required to pay to Seller any amount in respect of any increases in VAT attributable to or arising as a result of any action by Seller or its Affiliates or any failure by Seller or its Affiliates to take reasonable steps to reduce or avoid such increases in VAT.

ARTICLE III

Warranties of Seller

Seller warrants to Purchaser, as of the date hereof and as of Closing, that, except as Disclosed to Purchaser, each of the statements (the “Warranted Statements”) set out in Sections 3.01 to 3.19 is true and accurate; provided that:

(a) none of the Warranted Statements, other than those set out in Section 3.12, relates in any way to Taxes; and

(b) the following Warranted Statements shall not be given by Seller in respect of any Intellectual Property or Technology or in respect of any licence of Intellectual Property or Technology:  Section 3.01, Section 3.08, Section 3.09 and Section 3.14; provided that (i) with respect to each such Warranted Statement, to the extent such Warranted Statement concerns any Acquired Asset or Assigned Contract that is not Intellectual Property, Technology or a licence of Intellectual Property or Technology, each such Warranted Statement shall not be excluded; and

(ii) save as expressly set out in the second and third sentence of Section 3.06(b), Seller gives no warranty that the operation of the TBZ Business or the development, marketing, manufacture, commercialisation, sale or offering for sale of any TBZ Product does not or will not infringe, or has not infringed, the Intellectual Property of any Person; and

(c) each of the Warranted Statements shall be construed as separate and independent and shall not be limited or restricted by reference to, or inference from, the terms of any other Warranted Statement.

SECTION 3.01. Organization, Standing and Power.  Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority and possesses all governmental franchises, licences, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its assets, including the Acquired Assets, and, together with its Affiliates, to conduct the TBZ Business as presently conducted, other than such franchises, licences, permits, foreign qualifications, authorizations and approvals the lack of which, individually and in the aggregate, have not had and would not reasonably be expected to have a material adverse effect (i) on the business, assets (including the Acquired Assets), condition (financial or otherwise), liabilities or results of operations of the TBZ Business, (ii) on the ability of Seller together with its Affiliates to perform its obligations under this Agreement or (iii) on the ability of Seller to consummate the Acquisition and the other transactions contemplated hereby (a “Seller Material Adverse Effect”).

SECTION 3.02. Authority; Execution and Delivery; Enforceability.  Seller has full power and authority to execute this Agreement and to consummate (or, as applicable, to procure its Affiliates to consummate) the Acquisition and the other transactions contemplated hereby.  The execution and delivery by Seller of this Agreement and the consummation by Seller together with its Affiliates of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary action.  Seller has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3.03. No Conflicts; Consents.  (a) The execution and delivery by Seller of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by Seller with the terms hereof will not, conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the Acquired Assets under, any provision of (i) the memorandum and articles of association of Seller, (ii) any Assigned Contract to which Seller or any of its Affiliates is a party or by which any of the Acquired Assets is bound, (iii) any judgment, order or court decree (“Judgment”) or (iv) any statute, law (including common law), ordinance, rule or regulation applicable to Seller or any of its Affiliates or the Acquired Assets (“Applicable Law”), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually and in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) No consent, approval, licence, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any national, state or local government or any court of competent jurisdiction, administrative agency or commission, regulatory body or other governmental body, agency, authority or instrumentality in any jurisdiction (a “Governmental Entity”), is required to be obtained or made by or with respect to Seller or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than filings with the Portuguese Competition Authority, the Spanish National Competition Commission and the Brazilian Administrative Council for Economic Defence (together, the “Relevant Competition Authorities”), as applicable.

SECTION 3.04. Financial Information.  Schedule 3.04 sets forth the unaudited consolidated balance sheet and the unaudited balance sheet of Cambridge Laboratories Group Limited and its subsidiaries and of Cambridge Laboratories Group Limited, respectively, as of December 31, 2008 (the “Financial Information Date”), and the related unaudited consolidated statement of total recognised gains and losses, the unaudited consolidated profit and loss account and the unaudited consolidated cash flow statement, in each case for Cambridge Laboratories Group Limited and its subsidiaries for the fiscal year ended on December 31, 2008 (such financial information, collectively, the “Financial Information”).  The Financial Information has been properly prepared in accordance with the Companies Acts, 1963 to 2006, and generally accepted accounting practices in the Republic of Ireland and from the books and records of Cambridge Laboratories Group Limited and its subsidiaries, and gives a true and fair view of the state of Cambridge Laboratories Group Limited and its subsidiaries’and Cambridge Laboratories Group Limited’s affairs, and of Cambridge Laboratories Group Limited and its subsidiaries’ profit, as of the date and for the period indicated.

SECTION 3.05. Title to Acquired Assets.  (a) All of the Acquired Assets that are of a nature capable of being legally or beneficially owned are legally and beneficially owned by Seller and its Affiliates, and Seller and its Affiliates have the right to transfer or procure the transfer of legal and beneficial title with full title guarantee to such Acquired Assets or, in the case of Assigned Contracts, Regulatory Approvals, Drug Approval Dossiers and the rights and benefits referred to in Sections 1.02(a)(vii), (x) and (xi), the right to transfer or procure the transfer of the rights and benefits thereunder) to Purchaser, in each case free and clear of all mortgages, liens, security interests, charges, options, licences or encumbrances of any kind or other rights exercisable by, or claims by, third parties (collectively, “Liens”), subject to (i) in the case of Assigned Inventory, customary retention or reservation of title provisions in favour of suppliers, common carriers or warehousers, and the terms of the Assigned Contracts, (ii) in the case of the Assigned Intellectual Property, the Technology and the Records, the terms of the Assigned Contracts, (iii) in the case of rights in Assigned Contracts, the terms of such Assigned Contracts, (iv) in the case of the rights and benefits referred to in Sections 1.02(a)(vii), (x) and (xi), the terms attaching to such rights and benefits, and (v) in the case of Regulatory Approvals and Drug Approval Dossiers, the obligations with respect to such Regulatory Approvals and Drug Approval Dossiers imposed by Applicable Law or by the terms thereof.

(b) Schedule 3.05(b) sets forth a true and complete list of all TBZ Products which are (i) sold by Seller and its Affiliates or (ii) in pre-clinical development (including any discovery phase development) or clinical development (including such TBZ Products that have received regulatory approvals for marketing) by Seller and its Affiliates (such clinical and pre-

clinical development programmes being conducted by Seller and its Affiliates being herein called the “Development Programmes”).

SECTION 3.06. Intellectual Property.  (a) Schedule 3.06(a)(i) sets forth a true and complete list of (i) all registered Assigned Intellectual Property, all applications for registration of Assigned Intellectual Property, the names of all legal proprietors and all jurisdictions in which such Assigned Intellectual Property is registered, or in which such applications have been submitted and (ii) all draft (but not filed) patent applications prepared by or on behalf of Seller or any of its Affiliates related to the TBZ Business.  Except for the Assigned Intellectual Property and the Intellectual Property licensed to Seller or its Affiliates under the Assigned Contracts, there is no registered Intellectual Property (including applications for registration) or material unregistered Intellectual Property owned by or licensed to Seller or any of its Affiliates that is, individually or in the aggregate, material to (i) the Development Programmes or (ii) the TBZ Business as conducted in the 12 months immediately preceding the date of this Agreement.  Neither Seller nor any of its Affiliates has in the three years immediately preceding the date of this Agreement received any written communication from any Person asserting any ownership interest in any Assigned Intellectual Property (and any such communication delivered prior to such period either (x) has not been pursued by such Person or (y) has been fully resolved).  So far as Seller is aware, no Person is infringing or making unauthorized use of any Assigned Intellectual Property.  The registered Assigned Intellectual Property (including applications for registration) have not lapsed or been cancelled and all renewal, application and other official registry fees and administrative steps required for the maintenance of such registered Assigned Intellectual Property have been paid or taken.

(b) Except pursuant to the Assigned Contracts, neither Seller nor any of its Affiliates (i) has granted any licence of any kind relating to any Technology or Assigned Intellectual Property or (ii) is bound by or a party to any option, licence or similar Contract relating to any Technology or Assigned Intellectual Property.  So far as Seller is aware, the conduct of the TBZ Business (A) does not violate, conflict with or infringe, and (B) has not in the three years immediately preceding the date of this Agreement violated, conflicted with or infringed in any material respect, the Intellectual Property of any other Person or constitute a misuse of the confidential information of any other Person.  Neither Seller nor any of its Affiliates has in the 12 months immediately preceding the date of this Agreement received any written communication alleging that Seller or any of its Affiliates has in the conduct of the TBZ Business violated any rights relating to Intellectual Property of any Person or misused the confidential information of any Person and so far as Seller is aware, no claims are pending or threatened against Seller or any of its Affiliates by any Person with respect to (1) the ownership, validity or enforceability of the Assigned Intellectual Property or (2) the use in the TBZ Business of any Intellectual Property of any Person.

(c) All Technology the continued confidentiality of which is material to the Development Programs or the TBZ Business as conducted in the 12 months immediately preceding the date of this Agreement has been maintained by Seller and its Affiliates in confidence in accordance with reasonable confidentiality protection procedures and, so far as Seller is aware, no Person is using any such confidential material Technology without authorization in a way that has had or would reasonably be expected to have a Seller Material Adverse Effect.  Neither Seller nor any of its Affiliates is a party to any agreement or subject to any obligation that restricts the free use or disclosure of the Technology, except under the Assigned Contracts.  Neither Seller nor any of its Affiliates has received notice of any claim for compensation from any former or current personnel in connection with the involvement of any such personnel in the conception and development of any Technology and so far as Seller is aware no such claim has been asserted or is threatened.  Neither Seller nor any of its Affiliates has received written notice of any claim by any employee to pay compensation pursuant to section 40 of the Patents Act 1977, or any like provision in any other jurisdiction.

(d) Seller has furnished Purchaser with access to the material information contained in the European core dossier in CTD format, set out in folder 5.3 of the Data Room, that supports each of the Drug Approval Dossiers, including all amendments and supplements thereto, in each case to the extent such information is in Seller’s or any of its Affiliates’ control.  Seller has complied in all material respects with all Applicable Laws and regulations in connection with the preparation and submission, to the applicable Governmental Entity in each jurisdiction with respect to which Seller or any of its Affiliates holds any marketing authorisation related to the TBZ Business, of each of the Drug Approval Dossiers prepared or submitted by Seller or any of its Affiliates.  So far as Seller is aware, the Drug Approval Dossiers are in good standing with the applicable Governmental Entity in each jurisdiction where a corresponding regulatory submission has been made by Seller or any of its Affiliates.  Seller has furnished to Purchaser copies of all warning letters received by Seller or its Affiliates from any Governmental Entity relating to the TBZ Products or arising out of the conduct of the TBZ Business.

SECTION 3.07. Contracts.  (a) Schedule 3.07(a) sets forth a list of all written Assigned Contracts as of the date hereof.  Except for the Assigned Contracts, there are no Contracts to which Seller or any of its Affiliates is a party that are material to Seller’s ability to conduct the TBZ Business as currently conducted.  Complete and accurate copies of all written Assigned Contracts, together with all modifications and amendments thereto that are currently in effect, have been made available to Purchaser in the Data Room.

(b) All Assigned Contracts are valid, binding and in full force and effect and Seller and its Affiliates have performed all material obligations required to be performed by them to date under the Assigned Contracts, and are not in breach or default in any material respect thereunder, and so far as Seller is aware, no other party to any Assigned Contract is in material breach or default thereunder.  Seller and its Affiliates have not received any written notice of the intention of any party to terminate any Assigned Contract or any written notice of any material dispute under any Assigned Contract and, so far as Seller is aware, no party intends to terminate any such Assigned Contract.

SECTION 3.08. Assigned Inventory.  Each item of Assigned Inventory is in good, usable and currently marketable condition in the ordinary course of the TBZ Business (subject, in the case of raw materials and work-in-process, to the completion of the production process).

SECTION 3.09. CMO Equipment.  Schedule 3.09 sets forth a brief description of each item of CMO Equipment.  Each item of CMO Equipment is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the TBZ Business and generally accepted pharmaceutical industry practice, and no repairs, replacements or regularly scheduled maintenance relating to any such item has been deferred.  Any leased CMO Equipment is in all material respects in the condition required of such property by the terms of the lease applicable thereto.

SECTION 3.10. Ownership.  Substantially all of the Acquired Assets are owned by Seller or, in the case of rights under Assigned Contracts or Regulatory Approvals, held by Seller (and not Affiliates of Seller).

SECTION 3.11. Regulatory Approvals.  (a) The Regulatory Approvals set forth on Schedule 3.11 are the only Regulatory Approvals that are necessary for Seller and its Affiliates to operate or conduct the TBZ Business and the Development Programmes as operated and conducted by Seller and its Affiliates or as otherwise required by Seller and its Affiliates to use the Acquired Assets as such Acquired Assets are used by Seller and its Affiliates.  All such Regulatory Approvals are held by Seller or its applicable Affiliate and neither Seller nor any of its Affiliates has in the 12 months immediately preceding the date of this Agreement received written notice that it is materially in default under any such Regulatory Approval.  None of the Regulatory Approvals will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby.

(b) Neither Seller nor any of its Affiliates has in the 12 months immediately preceding the date of this Agreement received notice of any Proceedings relating to the revocation or modification of any Regulatory Approval the loss of which, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect, and so far as Seller is aware, no such Proceedings are pending.

SECTION 3.12. Taxes.  (a) For purposes of this Agreement, “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including any net income, capital gains, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, licence, withholding tax on amounts paid, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, custom, duty or other tax), together with any interest, penalty, addition to tax or additional amount due, imposed by any Governmental Entity (in any jurisdiction) responsible for the imposition of any such tax (a “Taxing Authority”) and (ii) any liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation, company, body corporate or partnership at any time on or prior to the Closing Date.

(b) No Liens on any Acquired Asset have been filed, and no claims with respect to any Acquired Asset are applicable with respect to any Taxes, and all documents relating to the Acquired Assets that are subject to stamp duty or a similar duty have been duly stamped.  No Lien currently applies to any Acquired Asset for any Taxes.

SECTION 3.13. Proceedings.  There are not any outstanding Judgments against Seller or any of its Affiliates in respect of the TBZ Business or any Acquired Asset that,

individually or in the aggregate, have had or would reasonably be expected to have a Seller Material Adverse Effect.  Except as claimant in the collection of debts arising in the ordinary course of business, neither Seller nor any of its Affiliates is, in relation to the TBZ Business, a claimant or defendant in, or otherwise a party to, any Proceeding which is in progress that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect.

SECTION 3.14. Absence of Changes or Events.  Since the Financial Information Date, there has not been any change or event that has had or would be reasonably likely to have a Seller Material Adverse Effect, other than those relating to the economy or those generally affecting businesses similar to the TBZ Business in the pharmaceutical industry that do not disproportionately impact the TBZ Business or the Acquired Assets.  Purchaser acknowledges that there may be disruption to the TBZ Business as a result of the announcement by Purchaser or any of its Affiliates of its intention to buy the TBZ Business (and there may be disruption to the TBZ Business as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby), and Purchaser acknowledges that such disruptions do not and shall not constitute a breach of this Section 3.14.  From the Financial Information Date to the date of this Agreement, Seller and its Affiliates have conducted the TBZ Business in the ordinary course consistent with past practices.

SECTION 3.15. Compliance with Applicable Laws.  In relation to the TBZ Business, Seller and its Affiliates are in compliance in all material respects with all Applicable Laws.  Seller and its Affiliates have not in the 12 months immediately preceding the date of this Agreement received any communication from any Governmental Entity that alleges that Seller or any of its Affiliates is not, in relation to the TBZ Business, in compliance with any Applicable Law where such non-compliance has had or would reasonably be expected to have a Seller Material Adverse Effect (and any such communication delivered prior to such period either (i) has not been pursued by such Governmental Entity or (ii) has been fully resolved).

SECTION 3.16. Transactions with Affiliates.  Other than as a party to any Assigned Contract or in relation to the Regulatory Approvals, after Closing none of Seller’s Affiliates will have any interest in any Acquired Asset.

SECTION 3.17. Effect of Transaction.  No customer, supplier or other Person having a material business relationship with Seller or any of its Affiliates in relation to the TBZ Business has informed Seller or any of its Affiliates in writing that such Person intends to change such relationship because of the Acquisition or the consummation of any other transaction contemplated hereby or for any other reason.

SECTION 3.18. Relationships with Customers, Suppliers and Licensors.  Since the Financial Information Date, there has not been (a) any material adverse change in the business relationship of Seller or any of its Affiliates in relation to the TBZ Business with any material customer, supplier or licensor under any Assigned Contract, (b) any material dispute relating to the TBZ Business with any material customer, supplier or licensor under any Assigned Contract or (c) so far as Seller is aware, any material disruption in the supply chain related to the TBZ Products.

SECTION 3.19. Regulatory Issues.  (a)(i) The information contained in folder 4.2 of the Data Room contains all adverse event information held by Seller and its Affiliates relating to the TBZ Products and (ii) neither Seller nor any of its Affiliates has, in the 12 months immediately preceding the date of this Agreement, received or been subject to any communication from any Governmental Entity regarding adverse findings relating to any TBZ Product that has had or would reasonably be expected to have a Seller Material Adverse Effect (and any such communication delivered prior to such period either (i) has not been pursued by such Governmental Entity or (ii) has been fully resolved).

(b) (i) With respect to the TBZ Products, there has not been any product recall or market withdrawal conducted by or on behalf of Seller or any of its Affiliates or any other Person in respect of TBZ Products placed on the market by or on behalf of Seller or any of its Affiliates, and (ii) so far as Seller is aware, there is no action or Proceeding by any Governmental Entity seeking the recall of any TBZ Products placed on the market by or on behalf of Seller or any of its Affiliates currently pending or threatened.

SECTION 3.20. Warranty Claims.  (a) Subject to clause (b) below, the Warranties and any Warranty Claim shall be subject to the limitations and other provisions set out in Article VIII.  Without prejudice to the requirement that such matters be fairly disclosed, notwithstanding the reference to a particular Schedule to this Agreement in a particular Warranty, all matters Disclosed are Disclosed against all the Warranties.

(b) Nothing in Section 8.05(b) or (c) shall qualify or limit the liability of Seller in relation to the Warranted Statements set out in Sections 3.01, 3.02 and 3.05 (a) (the “Fundamental Warranted Statements”).  Nothing in Section 8.05(a) shall qualify or limit the liability of Seller in relation to the Warranted Statements set out in Sections 3.01 and 3.02.

ARTICLE IV

Warranties of Purchaser

Purchaser warrants to Seller, as of the date hereof and as of Closing, that each of the statements set out in Sections 4.01 to 4.07 is true and accurate.

SECTION 4.01. Organization, Standing and Power.  Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority and possesses all governmental franchises, licences, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its assets and to carry on its business as currently conducted, other than such franchises, licences, permits, authorizations and approvals the lack of which, individually and in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Acquisition and the other transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

SECTION 4.02. Authority; Execution and Delivery; Enforceability.  Purchaser has full power and authority to execute this Agreement and to consummate the Acquisition and the other transactions contemplated hereby.  The execution and delivery by Purchaser of this

Agreement and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary action.  Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 4.03. No Conflicts; Consents.  The execution and delivery by Purchaser of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by Purchaser with the terms hereof will not, conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of formation or by-laws of Purchaser, (ii) any Contract to which Purchaser is a party or by which any of its assets is bound or (iii) any Judgment or law applicable to Purchaser or its assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually and in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition and the other transactions contemplated hereby, other than (A) compliance with and filings under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities legislation and (B) filings with the Relevant Competition Authorities, as applicable.

SECTION 4.04. Litigation.  There are not any outstanding Judgments against Purchaser that, individually or in the aggregate, have had or would reasonably be expected to have a Purchaser Material Adverse Effect.  Except as claimant in the collection of debts arising in the ordinary course of business, Purchaser is not a claimant or defendant in, or otherwise a party to, any Proceeding which is in progress that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05. Necessary Cash Resources.  Purchaser will have immediately available on an unconditional basis (as of Closing) the necessary cash resources to meet its obligations under this Agreement.

SECTION 4.06. Required Consents.  As of the date hereof, so far as Purchaser is aware, there is no reason specific to Purchaser that is reasonably likely to form the basis for any consent described in Section 6.02(b), (e) or (f) not being obtained.

SECTION 4.07. No Prohibitions.  As of the date hereof, so far as Purchaser is aware, there is no Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition.

ARTICLE V

Covenants

SECTION 5.01. Covenants of Seller Relating to Operation of TBZ Business.  (a) Except with the written consent of Purchaser (such consent not to be unreasonably withheld or delayed) and except for matters expressly permitted by the terms of this Agreement, from the date hereof to Closing, Seller shall, and shall cause its Affiliates to, conduct the TBZ Business in the normal and ordinary day-to-day course in substantially the same manner as conducted in the 12 months immediately preceding the date of this Agreement (including with respect to research and development efforts, collections of accounts receivable, payment of accounts payable and Inventory levels) and use reasonable endeavours to keep intact the TBZ Business and the Acquired Assets, keep available the services of the current employees and preserve the relationships with customers, suppliers, licensors, licensees, employees and distributors.  In addition (and without limiting the generality of the foregoing), except as set forth on Schedule 5.01 or as otherwise expressly permitted or required by the terms of this Agreement, Seller shall not do, and Seller shall cause its Affiliates not to do, any of the following in connection with the TBZ Business or the Acquired Assets without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed) or save as required by Applicable Law:

(i) permit, allow or suffer any Acquired Asset to become subjected to any Lien of any nature whatsoever other than (A) licences of Intellectual Property granted in the ordinary course of business and on terms substantially consistent with past practices and (B) customary retention and reservation of title provisions in favour of suppliers, common carriers or warehousers in respect of Inventory;

(ii) except for intercompany transactions with Seller’s Affiliates in the ordinary course of business, pay, loan or advance any amount to, or sell, transfer or lease any of the Acquired Assets to, or enter into any agreement or arrangement with, any Affiliate of Seller in relation to the TBZ Business;

(iii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, company, body corporate, partnership, firm, joint venture, association or other business organization or division thereof (whether or not having a separate legal personality) or otherwise acquire any assets (other than Inventory and Regulatory Approvals (where appropriate)) that would constitute a part of, and that are material, individually or in the aggregate, to, the TBZ Business, other than licences of Intellectual Property in the ordinary course of business and on terms substantially consistent with past practices;

(iv) enter into any transaction or any Contract or commitment relating to the Acquired Assets or the TBZ Business, except in the ordinary course of business consistent with past practices, or amend in any material respect, terminate or enter into any material Assigned Contract, save that this clause shall not require Seller to renew any Assigned Contract which terminates in accordance with its terms;

(v) make any material changes in development, registration, manufacturing, selling, pricing or advertising practices inconsistent with the practices of Seller or any of its Affiliates in relation to the TBZ Business during the 12 months immediately preceding the date of this Agreement (other than as required to satisfy the obligations contained in the second amended and restated distribution agreement, dated November 18, 2005, between Seller and Prestwick Pharmaceuticals, Inc., as amended by the amendment letter dated September 12, 2008, among Seller, Prestwick Holdings, Inc. and Ovation Pharmaceuticals, Inc.);

(vi) transfer to any third party any rights under any licences, sublicences or other agreements with respect to any Assigned Intellectual Property other than licences or sublicences in the ordinary course of business and on terms substantially consistent with past practices;

(vii) sell, lease, licence or otherwise dispose of, or grant any rights or options in or to, any of the tangible Acquired Assets, except for Inventory and obsolete equipment in the ordinary course of business;

(viii) accelerate delivery of TBZ Products relative to past practices, or otherwise modify distribution or Inventory volume or revenue recognition practices in any material respect relative to past practices; or

(ix) authorize any of, or commit or agree to take, whether in writing or otherwise, any of the foregoing actions.

Without limitation of the foregoing, Seller shall not, and shall procure its Affiliates not to, consummate the sale of, or enter into any Contract to sell, Seller’s and its Affiliates’ TBZ Products distribution business in the United Kingdom and the Republic of Ireland, or assign to any third party the UK/Ireland Distribution Agreement, in each case without the prior written consent of Purchaser (not to be unreasonably withheld or delayed).

Nothing in this Section 5.01 shall prevent Seller from agreeing with Cambridge Laboratories Limited to terminate the UK/Ireland Distribution Agreement with effect from the Closing Date in accordance with its terms.

(b) Advise of Changes.  Seller shall, promptly upon becoming aware of it, advise Purchaser in writing of the occurrence of any matter or event that is material to the business, assets, condition (financial or otherwise), liabilities or results of operations of the TBZ Business.

(c) Affirmative Covenants.  Until Closing, Seller shall, and shall cause each of its Affiliates, as applicable, to:

(i) maintain the Acquired Assets in the ordinary course of business; and

(ii) upon any damage, destruction or loss to any material Acquired Asset, apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such Acquired Asset before such event or, if required, to such other (better) condition as may be required by Applicable Law.

(d) Consultation.  Between the date hereof and the Closing Date, and provided that such consultation does not unreasonably disrupt the operations of Seller or any of its Affiliates, Seller shall, to the extent permitted by Applicable Law, use reasonable endeavours to consult in good faith on a regular and frequent basis with the representatives for Purchaser to report material developments with respect to, and the general status of, the TBZ Business and each of the Acquired Assets pursuant to procedures reasonably requested by Purchaser or such representatives.  Each party acknowledges that any such consultation shall not constitute a waiver by either party of any rights it may have under this Agreement.  Purchaser shall not have any liability or responsibility for any actions of Seller or any of its officers or directors with respect to matters that are the subject of such consultations unless Purchaser expressly consents to such action in writing.

(e) Audited Financial Information.  Seller shall provide to Purchaser, as promptly as reasonably practicable following the date hereof, the audited consolidated balance sheet and the audited balance sheet of Cambridge Laboratories Group Limited and its subsidiaries and of Cambridge Laboratories Group Limited, respectively, as of December 31, 2008, and the related audited consolidated statement of total recognised gains and losses, the audited consolidated profit and loss account and the audited consolidated cash flow statement, in each case for Cambridge Laboratories Group Limited and its subsidiaries for the fiscal year ended on December 31, 2008 (the “Audited Financial Information”).

(f) Inventory.  No less than 10 days prior to the Closing Date, Purchaser and Seller shall meet to review the status and condition of the Assigned Inventory and to determine what part of the Assigned Inventory should be destroyed, and Seller shall, following Closing, promptly arrange for the proper destruction of such Assigned Inventory.

SECTION 5.02. No Solicitation.  From the date hereof until the earlier of (a) Closing and (b) the date this Agreement is terminated pursuant to Article VII, Seller shall not, and Seller shall cause its Affiliates and its and their officers, directors and employees and its and their investment bankers, attorneys, accountants and other representatives not to, directly or indirectly, (i) solicit, initiate or encourage any “other bid”, (ii) enter into any agreement with respect to any other bid or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any other bid.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Seller or any of its Affiliates or any investment banker, attorney or other advisor or representative of Seller or any of its Affiliates, whether or not such Person is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Section 5.02 by Seller.  As used in this Section 5.02, “other bid” shall mean any proposal to acquire in any manner the TBZ Business or any part thereof, including any Acquired Asset, other than (A) the transactions contemplated by this Agreement and (B) the sale of Inventory in the ordinary course of business.  Notwithstanding the foregoing, this Section 5.02 shall not restrict solicitations, agreements, discussions, negotiations or the furnishing to any Person of information solely with respect to the sale or proposed sale of

Seller’s and its Affiliates’ TBZ Products distribution business in the United Kingdom and the Republic of Ireland; provided that Seller shall keep Purchaser reasonably informed of the general status of any such activities.  For the avoidance of doubt, this Section 5.02 does not restrict solicitations, agreements, discussions, negotiations or the furnishing to any Person of information with respect to the sale or proposed sale of any of Seller’s and its Affiliates’ businesses other than the TBZ Business or any portion thereof.

SECTION 5.03. Access to Information.  Subject to Applicable Law, Seller shall procure that Purchaser and its accountants, counsel and other representatives are given reasonable access, upon reasonable notice during normal business hours during the period prior to Closing, to the TBZ Business, and during such period shall furnish promptly to Purchaser any information concerning the Acquired Assets and the TBZ Business as Purchaser may reasonably request; provided that such access does not unreasonably disrupt the normal operations of Seller or any of its Affiliates.

SECTION 5.04. Competition Filings.  (a) If required in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, Purchaser shall, as promptly as practicable following the date of this Agreement, use reasonable endeavours to procure the filing of any notifications, reports or other submissions necessary with the Relevant Competition Authorities and to submit any supplemental information requested in connection therewith.  Seller shall furnish to Purchaser such necessary information and reasonable assistance as Purchaser may request in connection with Purchaser’s preparation of any notification, report or other submission or additional information that is required by the Relevant Competition Authorities.

(b) Purchaser shall use reasonable endeavours (i) to obtain any clearance, on terms reasonably satisfactory to Purchaser, from any Relevant Competition Authority that is necessary for the consummation of the Acquisition or the other transactions contemplated hereby, or (ii) to allow any applicable waiting periods required by any such Relevant Competition Authority to expire, lapse or terminate, in each case prior to the Closing Date.  Notwithstanding the foregoing, in the event that any such required clearance has not been obtained or any applicable waiting period has not expired, lapsed or been terminated prior to the Closing Date, Purchaser and Seller shall cooperate in good faith to agree and implement any commercially reasonable measures that are permitted under applicable law and that (A) will enable Closing to proceed and (B) will to the greatest extent practicable preserve the relative intended economic benefits and burdens of Purchaser and Seller under this Agreement; provided that unless otherwise agreed such measures will cease to be operated no later than 24 months after Closing.

SECTION 5.05.   Confidentiality.  (a) Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of the confidentiality agreement between Purchaser and Cambridge Laboratories Group Limited, dated as of April 2, 2009 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Acquired Assets or the TBZ Business; provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller or its Affiliates or representatives concerning Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date as provided therein.

(b) Subject to Section 5.05(e), Seller shall keep confidential, and cause its Affiliates and its and their officers, directors, employees and advisors to keep confidential, all information relating to the Acquisition and this Agreement and the terms hereof, except as required by Applicable Law, Judgment, the rules of any stock exchange or administrative process or pursuant to a request of a Taxing Authority, and except for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 5.05(b).  The covenant set forth in this Section 5.05(b) shall terminate three years after the Closing Date.

(c) Purchaser shall keep confidential, and cause its Affiliates and its and their respective officers, directors, employees and advisors to keep confidential, all information relating to this Agreement and the terms hereof, except as required by applicable law, Judgment, regulation, the rules of any stock exchange or administrative process or pursuant to a request of a Taxing Authority, and except for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 5.05(c).  The covenant set forth in this Section 5.05(c) shall terminate three years after the Closing Date.

(d) Subject to Section 5.05(e), Seller shall not, and shall cause its Affiliates not to, (i) use or disclose any Technology or any other information, in each case related exclusively to the TBZ Business or the Acquired Assets or (ii) disclose any other Technology or information relating to the TBZ Business or the Acquired Assets the disclosure of which (A) Seller knows or reasonably ought to know is reasonably likely to adversely affect Purchaser or the TBZ Business in a material respect or (B) is not made in the ordinary course of business, except, in each case, as required by any Applicable Law, the rules of any stock exchange or any administrative process, or as required to be disclosed pursuant to any Assigned Contract to which Seller or any of its Affiliates is still a party or pursuant to any Regulatory Approval which is still held by Seller or any of its Affiliates following Closing, and except for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 5.05(d).

(e) Nothing in Section 5.05(b) or 5.05(d) shall prohibit Seller or any of its Affiliates from using or disclosing any Technology or information to the extent reasonably required to perform Seller’s obligations under this Agreement.  Nothing in Section 5.05(b) or Section 5.05(d)(ii) above shall prohibit Seller or any of its Affiliates (or any successor of any of them to the non-TBZ Business of Seller or any of its Affiliates) from (1) using any Technology or any information which does not relate exclusively to the TBZ Business in the ordinary course of its business or (2) disclosing any Technology or information which does not relate exclusively to the TBZ Business to any Person (i) in the ordinary course of Seller’s or any of its Affiliate’s (or its or their successors to the non-TBZ Business) business or (ii) in connection with the sale or attempted sale of all or any part of Seller’s or any of its Affiliate’s business; provided in each case that any such disclosure is made subject to an express obligation of confidentiality and covenant not to use the same in relation to any Competitive Activities.

SECTION 5.06. Expenses.  Whether or not the Closing takes place, and except as set forth in Section 1.03, Section 1.04, Section 2.04, Section 5.10(b), Section 5.14, Section 5.16, Article VIII and Schedule 5.09, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

SECTION 5.07. Brokers or Finders.  Purchaser warrants, as to itself and its Affiliates, that, except for Lazard Limited (the fees of which will be paid by Purchaser), no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and Seller warrants, as to itself and its Affiliates, that no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

SECTION 5.08. Debts.  Seller shall collect the Debts for its own account and Purchaser shall give reasonable assistance (if necessary) to Seller to enable Seller to collect such Debts. Purchaser shall collect receivables constituting Acquired Assets for its own account and Seller shall give reasonable assistance (if necessary) to Purchaser to enable Purchaser to collect such receivables.  Each party shall account to the other for any such items to which the other party is entitled and which are paid to it (including any part of such items as constitutes an amount in respect of the VAT liability of the other party) within 10 Business Days of receipt thereof.

SECTION 5.09. Transition Services.  On and after Closing, each of Seller and Purchaser shall observe and perform those provisions of Schedule 5.09 as are expressed to be observed and performed by it.

SECTION 5.10. Post-Closing Cooperation.  (a) After the Closing, upon reasonable notice, Purchaser and Seller shall provide, or cause to be provided, to each other and their respective employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the TBZ Business (to the extent within the control of such party or its Affiliates) as is reasonably necessary for either party’s financial reporting and accounting matters.

(b) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to Section 5.10(a).  Neither party shall be required by this Section 5.10 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, the TBZ Business).  Any information relating to the Acquired Assets and the TBZ Business received by Seller pursuant to this Section 5.10 shall be subject to Section 5.05(b).

(c) Upon the request of Purchaser and at Purchaser’s expense, if required by United States securities laws, Seller shall provide any financial information necessary for, and reasonable assistance with respect to, the preparation of complete carve-out audited financial statements of the TBZ Business for the three most recent fiscal years (and unaudited financial statements for any subsequent interim period) ending prior to the date of such request.

SECTION 5.11. Publicity.  From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable law, any Judgment or the rules or regulations of any applicable securities exchange, in which case the party required to make the release or announcement shall, to the extent permitted by law or such rules or regulations, allow the other party reasonable time to comment on such release or announcement and use reasonable endeavours to obtain such other party’s approval for such release or announcement in advance of such issuance.

SECTION 5.12. Records.  Purchaser recognizes that certain Records may contain incidental information relating primarily to Seller or its Affiliates or businesses of Seller or its Affiliates unrelated to the Acquired Assets, the Assumed Liabilities or the TBZ Business, and that Seller may retain copies of the relevant portions thereof.

SECTION 5.13. Further Assurances.  (a) Without limitation of any other provision of this Agreement, for a period of 12 months following Closing, as and when requested by any party (at the cost of such requesting party), each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such reasonable further actions, as such other party may reasonably deem necessary or desirable to vest any of the Acquired Assets in Purchaser or its assignee or as otherwise necessary to give full effect to this Agreement.  Without limiting the foregoing, Seller shall deliver to Purchaser, at Purchaser’s cost, any Assigned Inventory delivered to Seller or any of its Affiliates as soon as reasonably practicable after Closing.

(b) For a period of 12 months following Closing, Seller shall, and shall cause its Affiliates to, at Purchaser’s cost, until the registration, or the application for registration, of any Assigned Intellectual Property right has been recorded in the name of Purchaser at the appropriate registry, do such things as are specifically requested by Purchaser and are reasonably necessary to enable Purchaser (i) to prosecute the application to register such Assigned Intellectual Property right, (ii) to maintain such Assigned Intellectual Property right and (iii) to establish, confirm or defend title to such Assigned Intellectual Property right.

(c) Without prejudice to the rights of Purchaser to any trademarks, logos or devices constituting Assigned Intellectual Property, for a period ending on the date that is the later of (i) the third anniversary of the Closing Date and (ii) the date on which neither Purchaser nor any of its Affiliates retains an interest in any such trademarks, logos or devices, Seller shall not, and shall cause its Affiliates not to, use as a trade mark the trade marks, logos or devices listed in Schedule 3.06(a)(i) or any confusingly similar trade mark, logo or device used in any business that develops, imports, markets, commercializes, sells, offers for sale or otherwise distributes in any manner the TBZ Products; provided that this Section 5.13(c) shall not be deemed breached solely as a result of (i) the performance of Seller’s obligations under this Agreement or (ii) sales of TBZ Products by Cambridge Laboratories Limited in the United Kingdom and Republic of Ireland pursuant to the UK/Ireland Distribution Agreement.

(d) With effect from Closing, Purchaser shall not (i) except to the extent contained in any labelling of Inventory manufactured and packaged prior to 90 days following the Closing Date or as set out in Section 5.14(f) below, use or display (including on or in its business stationery, documents, signs, promotional materials or website) any Excluded Mark or (ii) represent that Seller or any of its Affiliates retains any connection with the TBZ Business, save as the former owner of the TBZ Business.

SECTION 5.14. Regulatory Approvals.  (a) For a period of 24 months from Closing, the parties shall procure the transfer or re-registration to Purchaser, on the terms of and in accordance with this Section 5.14, of each Regulatory Approval held by Seller or any of its Affiliates and acquired by Purchaser pursuant to this Agreement.  Neither party nor any of its Affiliates shall have any other obligations with respect to the transfer or re-registration of any Regulatory Approval to Purchaser or the maintenance of any Regulatory Approval after Closing, except as expressly set out in this Section 5.14.  For the avoidance of doubt, this Section 5.14 does not apply to any marketing authorisation relating to any TBZ Product which is held by a third party and which will continue to be held by such third party on the terms of the relevant Assigned Contract.

(b) Purchaser shall, at Purchaser’s cost and expense, as soon as reasonably practicable following Closing, prepare and submit all notices, applications, submissions, reports and other instruments, documents, correspondence and filings necessary to transfer or re-register to Purchaser each such Regulatory Approval and shall pay all fees payable in connection therewith.

(c) For a period of 24 months from Closing, Seller shall, or shall procure the Affiliate of Seller that holds the Regulatory Approval to:

(i) as soon as reasonably practicable following their presentation by Purchaser to Seller, sign any notices, applications, submissions, reports and other instruments, documents, correspondence or filings presented to it by Purchaser that are necessary for the transfer or re-registration to Purchaser of the relevant Regulatory Approval;

(ii) provide notice of its consent to the transfer of the relevant Regulatory Approval to Purchaser if requested by Purchaser and required by any applicable Governmental Entity; and

(iii) provide to Purchaser or to any relevant Governmental Entity such information as is in Seller’s or its Affiliate’s possession and is required by any applicable Governmental Entity to enable Purchaser to obtain the transfer or re-registration to Purchaser of the relevant Regulatory Approval (as applicable); provided that nothing in this Section 5.14 shall oblige Seller or any of its Affiliates to carry out any additional clinical trials, testing or manufacturing.

(d) For a period of 24 months from Closing, Seller shall, or shall procure the Affiliate of Seller that holds the Regulatory Approval to:

(i) hold the benefit of the relevant Regulatory Approval which has not yet been transferred or re-registered to Purchaser for the account, risk and benefit of Purchaser;

(ii) maintain in force and not voluntarily vary, amend, cancel or surrender the relevant Regulatory Approval, save (A) as requested to do so by Purchaser or (B) as required to do so by any applicable Governmental Entity (and Seller shall promptly notify Purchaser following receipt of any notice of any such requirement); and

(iii) fulfil all the legal and regulatory obligations of a holder of the relevant Regulatory Approval,

and in carrying out such activities Seller shall comply with any reasonable instructions given by Purchaser consistent with the relevant Regulatory Approval being held for the account, risk and benefit of Purchaser.

(e) For a period of 24 months from Closing, to the extent permitted by the terms of the relevant Regulatory Approval, Purchaser shall market, distribute and sell TBZ Products, which are the subject of any Regulatory Approvals that have not yet been transferred to Purchaser, in the name of Seller or the Affiliate of Seller that holds the relevant Regulatory Approval and, for the avoidance of doubt, the proceeds and the Costs of any such marketing, distribution and sales shall be for the benefit and account of Purchaser.

(f) Seller hereby grants, and shall procure that its Affiliates shall grant, to Purchaser from Closing a non-exclusive, royalty-free, non-assignable licence, with the right to sub-licence, to use for a period of 30 months from Closing the Intellectual Property (including the Excluded Marks) that is owned by Seller or any of its Affiliates and is required to be used by Purchaser following Closing as a result of a Regulatory Approval being held by Seller and its Affiliates pending its transfer or re-registration to Purchaser or its designee following Closing to market and sell TBZ Products; provided that such licence (i) shall be limited (1) in relation to each Regulatory Approval, to those TBZ Products that are sold by Seller and its Affiliates under such Regulatory Approval at Closing; (2) in respect of each such TBZ Product, to those countries in which the relevant Regulatory Approval has not been transferred to Purchaser; and (3) to using and depicting such Intellectual Property in the same manner as such Intellectual Property was used and depicted by Seller and its Affiliates in such country in relation to such TBZ Products at Closing and (ii) shall terminate automatically on the later of (x) the date on which the relevant Regulatory Approval is transferred to or re-registered in the name of Purchaser or its designee and (y) the date on which any inventory of TBZ Products packaged by or on behalf of Purchaser prior to the date of the transfer of such Regulatory Approval has been depleted and provided that such licence shall terminate no later than 30 months from the Closing Date.

(g) Purchaser shall use reasonable endeavours to complete the transfer or re-registration to Purchaser of each such Regulatory Approval as soon as possible and in any event within a 12 month period from Closing.  If, at the end of this 12 month period, the relevant Regulatory Approval has not been transferred or re-registered in accordance with this Section 5.14, Seller and Purchaser shall negotiate in good faith to agree upon reasonable actions that should be taken to enable Purchaser to sell the TBZ Product to which the relevant Regulatory Approval relates in the countries covered by it (such agreement not to be unreasonably withheld or delayed by either party).  Following agreement of any reasonable actions in accordance with this Section 5.14, the parties shall co-operate with each other with respect to the implementation of such actions.

(h) Purchaser shall reimburse Seller and its Affiliates for all out-of-pocket costs and liabilities incurred by any of them (including amounts paid to any subcontractors or consultants) in carrying out Seller’s obligations under this Section 5.14, including all costs incurred in complying with clauses (c) and (d) above and in implementing any actions agreed pursuant to clause (g) above.  Following termination of the transition services arrangement described in Section 5.09, Purchaser shall also pay Seller a reasonable management fee for carrying out Seller’s obligations under this Section 5.14.  In addition, Purchaser shall bear all of its own costs incurred in relation thereto.

(i) The parties shall regularly consult with each other from time to time so as to facilitate the transfer or re-registration of the Regulatory Approvals held by Seller or any of its Affiliates to Purchaser in as efficient and timely a manner as is reasonably possible.

(j) Nothing in this Section 5.14 shall oblige either party or to do or to procure any act or thing which violates any Applicable Law or Judgment.

SECTION 5.15. Agreement Not To Compete.  (a) Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the TBZ Business to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 5.15 and, therefore, for a period of {***}† from the Closing Date, within the Territory, Seller shall not, and shall cause its Affiliates not to: (i) directly or indirectly engage or be interested in activities or businesses, or establish any new businesses, that develop, import, market, commercialize, sell, offer for sale or otherwise distribute in any manner TBZ Products or any derivatives thereof or any other products with applications for treating the symptoms of any organic or inorganic hyperkinetic movement disorder, including: (A) Chorea associated with Huntington’s Disease, (B) Tourette Syndrome, (C) dystonia of any sort, (D) dyskinesia of any sort, (E) tics and (F) hemiballismus (such products, “Competing Products”, and such activities, “Competitive Activities”), (ii) solicit any customer or prospective customer of the TBZ Business to purchase Competing Products from anyone other than Purchaser and its Affiliates or (iii) assist any Person in any way to do, or attempt to do, anything prohibited by clause (i) or (ii) above.

(b) Section 5.15(a) shall not be deemed breached solely as a result of (i) the ownership by Seller or any of its Affiliates of less than an aggregate of {***}† of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; provided that such stock is held for investment purposes only; (ii) the performance of Seller’s obligations under this Agreement; or (iii) sales of TBZ Products by Cambridge Laboratories Limited in the United Kingdom and Republic of Ireland pursuant to the UK/Ireland Distribution Agreement.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that remedies under this Agreement and other remedies at law may be inadequate in the case of any breach of the covenants contained in Section 5.15(a).  Purchaser shall be entitled to

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(d) Each undertaking contained in this Section 5.15 shall be considered a separate undertaking and if one or more of the undertakings is held to be against the public interest, unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind Seller.

SECTION 5.16. Employees; Acquired Rights Directive.  (a) The parties hereto acknowledge that the Council Directive 2001/23/EC of March 12, 2001 (the “Acquired Rights Directive”) and any Applicable Law implementing the Acquired Rights Directive may apply to the transfer of the Acquired Assets under this Agreement, so that the employment contracts of employees of Seller or any of its Affiliates (except, to the extent permitted by Applicable Law, in respect of terms relating to occupational pension arrangements) may have effect from the Closing Date as if originally made between Purchaser or any of its Affiliates and such employees as of the Closing Date.

(b) If, as a result of the transactions contemplated by this Agreement, an employment contract of any Person employed by Seller or any of its Affiliates is found or alleged to have effect after the date hereof as if originally made with Purchaser or any of its Affiliates, Seller shall, on behalf of itself and as agent and/or trustee for any of its Affiliates, indemnify Purchaser and its Affiliates for any Costs incurred or suffered by Purchaser or any of its Affiliates in connection with or arising out of (A) the employment prior to Closing of any such Person, (B) the termination of employment of any such Person, (C) the employment by Purchaser or any of its Affiliates of any such Person or any allegation that such Person should be so employed by Purchaser or any of its Affiliates and (D) any failure by Seller or any of its Affiliates to comply with any obligations to inform and/or consult with any of its employees and any representatives of its employees; provided however that Seller shall not be required to indemnify Purchaser or its Affiliates in accordance with clause (B) or (C) of this Section 5.16(b) for any Costs incurred or suffered by Purchaser or any of its Affiliates in respect of the period following the 90th day after Closing with respect to any Transferred Employee (as defined below) to whom Purchaser offers continuing employment, and who accepts such offer of continuing employment, pursuant to Section 5.16(c)(i) below (each, an “Accepting Employee”).

(c) For each of the Persons listed on Schedule 5.16(c) (each, a “Transferred Employee”), Purchaser shall, on or prior to the 90th day following the Closing Date, either (i) offer continuing employment to such Transferred Employee for the period following such 90th day (which offer shall be on terms and conditions which are in all material respects comparable to (or better than) such Transferred Employee’s terms and conditions of employment by Seller or its relevant Affiliate, but such that the Transferred Employee is not reasonably required to relocate to fulfill the terms of such offer) or (ii) if no such employment offer is made to such Transferred Employee, pay Seller an amount equal to {***}† for such Transferred Employee (up to an aggregate amount not to exceed {***}† for all Transferred Employees).

(d) Purchaser shall, on behalf of itself and as agent and/or trustee for any of its Affiliates, indemnify Seller and its Affiliates for any Costs incurred or suffered by Seller or any of its Affiliates in connection with or arising out of (A) the employment of any Accepting Employee in respect of the period following the 90th day after Closing, including any liability, obligation or commitment in connection with the transfer or termination of such Person and (B) the termination of employment by Seller or any of its Affiliates or by Purchaser or any of its Affiliates of any Accepting Employee.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Acquired Assets and assume the Assumed Liabilities and the obligation of Seller to sell, or procure the sale of, the Acquired Assets to Purchaser is subject to the satisfaction or waiver on or prior to Closing of the following condition:

(a) No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

SECTION 6.02. Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Acquired Assets and assume the Assumed Liabilities is subject to the satisfaction (or waiver by Purchaser) on or prior to Closing of the following conditions:

(a) Save as Disclosed, (i) the Fundamental Warranted Statements of Seller shall be true and accurate in all material respects as of the date of this Agreement and as of Closing (except to the extent such statements expressly relate to an earlier date, in which case as of such earlier date), (ii) the Warranted Statement contained in the first sentence of Section 3.14 shall be true and accurate as of the date of this Agreement and as of the first date on which all documents described in Sections 6.02(b), (e) and (f) have been obtained (or the requirement therefor waived by Purchaser) as if made on such date, and (iii) all other Warranted Statements of Seller contained in this Agreement (excluding those described in clauses (i) and (ii)) shall be true and accurate (disregarding all qualifications or limitations as to “materiality” and “Seller Material Adverse Effect” set forth therein) as of (A) the date of this Agreement (except to the extent such statements expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (A), where the failure of such Warranted Statements to be so true and accurate, individually and in the aggregate, has not had and would not reasonably be expected to

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

have a Seller Material Adverse Effect, and (B) Closing (except to the extent such statements expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (B), where the failure of such Warranted Statements to be so true and accurate, individually and in the aggregate, would not reasonably be expected to give rise to Warranty Claims with an aggregate value exceeding {***}† (without giving effect to the limitations described in Section 8.05(a) and Section 8.05(b)).

(b) All consents, substantially in the Agreed Form, with such material changes as may be requested by the applicable counterparty and agreed between Seller and Purchaser (such agreement not to be unreasonably withheld or delayed), from the counterparty to each Assigned Contract specified on Schedule 6.02(b) to the assignment to Purchaser of the rights of Seller and its Affiliates’ under each such Assigned Contract shall have been obtained, and such consents shall not have been revoked by any counterparty prior to Closing.

(c) Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of Closing.

(d) A non-compete agreement in the Agreed Form shall have been executed and delivered by each of the shareholders of Cambridge Laboratories Group Limited set forth on Schedule 6.02(d).

(e) The letter agreement referred to in Schedule 6.02(e), in the Agreed Form, shall have been executed and delivered by LifeHealth Limited.

(f) The consent, in the Agreed Form, from LifeHealth Limited to the novation to Purchaser of the LifeHealth Agreements shall have been obtained, and such consent shall not have been revoked by LifeHealth Limited prior to Closing.

(g) Seller shall have delivered to Purchaser the Audited Financial Information, which Audited Financial Information shall be substantively identical to the Financial Information.

SECTION 6.03. Conditions to Obligations of Seller.  The obligation of Seller to sell, assign, convey and deliver the Acquired Assets is subject to the satisfaction (or waiver by Seller) on or prior to Closing of the following conditions:

(a) The warranted statements of Purchaser contained in this Agreement shall be true and accurate (disregarding all qualifications or limitations as to “materiality” and “Purchaser Material Adverse Effect” set forth therein) as of the date of this Agreement and as of Closing (except to the extent such statements expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such statements to be so true and accurate, individually

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

and in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of Closing.

(c) The guarantee in favour of Seller by Biovail Corporation of the monetary obligations of Purchaser hereunder, dated the Closing Date and in the Agreed Form, shall be in full force and effect.

(d) The consent, substantially in the Agreed Form, from Prestwick Pharmaceuticals, Inc. to the assignment to Purchaser of the rights of Seller and its Affiliates under the Prestwick Agreements shall have been obtained, and such consents shall not have been revoked by Prestwick Pharmaceuticals, Inc. prior to Closing.

SECTION 6.04. Frustration of Closing Conditions; Waivers of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable endeavours to cause Closing to occur, as required by Section 6.05.  Purchaser may waive all or any of the conditions set out in Section 6.02 above (either in whole or in part) at any time by giving notice to Seller, and Seller may waive all or any of the conditions set out in Section 6.03 above (either in whole or in part) at any time by giving notice to Purchaser.

SECTION 6.05. Endeavours to Satisfy Conditions.  Each party shall use reasonable endeavours to procure (so far as it is so able to procure) that each of the conditions set out in this Article VI is satisfied as soon as reasonably practicable and in any event on or before September 30, 2009 (the “Long Stop Date”).

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination.  (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller if any of the conditions set forth in Section 6.01 or 6.03 shall have become incapable of fulfillment, and shall not have been waived by Seller;

(iii) by Purchaser if any of the conditions set forth in Section 6.01 or 6.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or

(iv) by Seller or Purchaser if Closing does not occur on or prior to the Long Stop Date.

(b) In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by either party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Purchaser shall return all documents and other material received from Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

(ii) all confidential information received by Purchaser with respect to the businesses of Seller shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02. Effect of Termination.  If this Agreement is terminated and the transactions contemplated hereby are abandoned, this Agreement shall become null and void and of no further force and effect, except for the provisions of (a) Sections 5.05(a), (b) and (c) relating to the obligations of Purchaser and Seller to keep confidential certain information and data, (b) Section 5.06 relating to certain expenses, (c) Section 5.07 relating to finder’s fees and broker’s fees, (d) Section 5.11 relating to publicity, (e) Section 7.01 and this Section 7.02 relating to termination, (f) Section 9.01 relating to assignment, (g) Section 9.02 relating to no third-party beneficiaries, (h) Section 9.03 relating to notices, (i) Section 9.04 relating to interpretation and certain definitions, (j) Section 9.06 relating to counterparts, (k) Section 9.07 relating to entire agreement, (l) Section 9.08 relating to severability, (m) Section 9.09 relating to governing law and jurisdiction, (n) Section 9.11 relating to language, (o) Section 9.12 relating to payments and (p) Section 9.13 relating to default interest.  Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 7.03. Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. Delay in exercising or non-exercise of any such right is not a waiver of that right.  The rights of each party under this Agreement may be exercised as often as necessary and, except as otherwise expressly provided by this Agreement, are cumulative and not exclusive of rights and remedies provided by law.

ARTICLE VIII

Warranty Claims

SECTION 8.01. No Additional Warranty.  Purchaser acknowledges that (i) neither Seller nor any other Person has made any representation or warranty, expressed or implied, as to the Acquired Assets or the TBZ Business, or the accuracy or completeness of any information regarding the Acquired Assets or the TBZ Business furnished or made available to

Purchaser and its representatives, except as expressly set forth in this Agreement or the Schedules hereto and (ii) neither Seller nor any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any management presentations or in any other form in expectation of the transactions contemplated hereby.  Purchaser acknowledges that, should Closing occur, Purchaser shall acquire the Acquired Assets without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

SECTION 8.02. Notice.  If Purchaser becomes aware of a matter or circumstance which is likely to give rise to a Warranty Claim, Purchaser shall give notice to Seller specifying that matter or circumstance in reasonable detail (including, if practicable, Purchaser’s estimate, on a without prejudice basis, of the amount of such claim) as soon as reasonably practicable (and in any event within 30 days) after it becomes aware that Seller is or may become liable under the Warranted Statements.  Any failure by Purchaser to give notice as contemplated by this Section 8.02 in relation to any matter or circumstance shall not, for the avoidance of doubt, prevent Purchaser from making any Warranty Claim arising from that matter or circumstance, but Seller shall not be liable for any Costs in respect of any such Warranty Claim to the extent such costs are increased, or are not mitigated, as a result of such failure.

SECTION 8.03. Breach of Warranted Statement at Closing.  (a) If, following the date of this Agreement, Seller becomes aware of any matter that results or would result in any of the Warranted Statements being untrue or inaccurate as at the date of this Agreement or as remade at Closing, Seller shall promptly give notice of such matter to Purchaser together with such reasonable details as are reasonably available.  Not less than two Business Days prior to Closing, Seller may deliver to Purchaser a second disclosure letter (the “Second Disclosure Letter”) setting out any matter of which Seller is aware that would result in any of the Warranted Statements being untrue or inaccurate when remade at Closing.  Neither Purchaser’s receipt of notice of such matter nor the delivery of the Second Disclosure Letter shall (i) modify Purchaser’s rights pursuant to Article VI hereof or be deemed Disclosed for purposes of Section 6.02(a) or (ii) except as set forth in Section 8.03(b), modify Purchaser’s or Seller’s rights or obligations pursuant to this Article VIII or be deemed Disclosed for purposes of this Article VIII.  Seller shall provide to Purchaser such additional information as Seller may have with respect to the matters set forth in the Second Disclosure Letter as Purchaser may reasonably request.

(b) If (i) Seller delivers to Purchaser on or prior to the date immediately preceding the otherwise scheduled Closing Date a written acknowledgement (a “Condition Failure Notice”) that the effect of any matter or matters set forth in the Second Disclosure Letter (identifying with reasonable specificity the matter or matters with respect to which such acknowledgement is given) is a failure of the condition to Purchaser’s obligation to proceed with Closing in Section 6.02(a)(iii)(B) and (ii) Purchaser, following receipt and review of such Condition Failure Notice, waives such failure of the condition to Purchaser’s obligation to proceed with Closing in Section 6.02(a)(iii)(B) and proceeds with Closing, then the matters fairly disclosed in the Second Disclosure Letter and acknowledged in the Condition Failure Notice shall be deemed to have been Disclosed for purposes of Section 8.04(a)(i).

SECTION 8.04. Exclusions.  Seller shall not be liable in respect of a Warranty Claim to the extent that:

(a) the matter or circumstance giving rise to such Warranty Claim:

(i) is or arises from any matter or circumstance that has been Disclosed; or

(ii) is a matter or circumstance of which Purchaser has actual knowledge at the date of this Agreement; or

(iii) has been or is made good or is otherwise compensated for without cost or disruption to Purchaser or the TBZ Business.

(b) the relevant liability would not have arisen but for:

(i) a change in legislation or a change in the generally accepted interpretation of legislation on the basis of case law made after the date of this Agreement (whether relating to Tax, the rate of Tax or otherwise) or any amendment to or the withdrawal of any practice previously published by HM Revenue and Customs or any other Taxing Authority, in either case occurring after the date of this Agreement, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part;

(ii) any change at or after Closing of the date to which the accounts relating to the TBZ Business are made up or in the basis, methods, principles or policies of account of the TBZ Business; or

(iii) any act or omission of Seller on or before Closing carried out at the written request of Purchaser.

SECTION 8.05. Financial Limits.  The liability of Seller under or in respect of the Warranties shall be limited as follows:

(a) Seller shall not be liable in respect of any Warranty Claim unless the amount of the damages to which Purchaser would, but for this clause, be entitled as a result of that Warranty Claim exceeds {***}†;

(b) Seller shall not be liable in respect of any Warranty Claim unless the amount of damages resulting from any and all Warranty Claims (including claims contemplated (but excluded) by clause (a) above) exceeds in aggregate {***}†;

(c) the maximum aggregate liability of Seller in respect of any and all Warranty Claims other than the Fundamental Warranted Statements shall not exceed {***}†; and

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(d) the maximum aggregate liability of Seller in respect of any and all Warranty Claims shall not exceed the total consideration actually paid by Purchaser under this Agreement.

SECTION 8.06. Time Limits.  The liability of Seller in respect of the Warranties shall terminate on the date falling {***}† after the Closing Date, except in respect of any Warranty Claim of which notice is given to Seller as contemplated by Section 8.02 before the relevant date.  The liability of Seller in respect of any Warranty Claim shall in any event terminate if Proceedings in respect of it have not been commenced at the earlier of (i) six months after the giving of notice of that Warranty Claim as contemplated by Section 8.02 and (ii) 23 months after the Closing Date (such earlier date, the “Claim Expiration Date”), unless that Warranty Claim arises as a result of, or in connection with, a Third Party Claim (as defined in Section 8.08) and Seller shall have assumed conduct of that Third Party Claim in accordance with Section 8.08.  Notwithstanding the foregoing, Purchaser shall have up to an additional six months following the applicable Claim Expiration Date to commence such Proceedings if Purchaser reasonably determines (based on advice of independent counsel chosen by both parties (or failing such agreement, chosen by the Chairman of the Bar Council)) that such Proceedings would not result in any reasonable prospect of success in claiming sufficient damages due to none of or only part of the anticipated loss having been suffered prior to the Claim Expiration Date.

SECTION 8.07. Payment of Damages.  Any payment made by Seller in respect of a Warranty Claim or made by Seller pursuant to the indemnity in Section 1.03(c) shall, to the maximum extent possible, be deemed to be a reduction in the Purchase Price.

SECTION 8.08. Third Party Claims.  (a) If a Warranty Claim arises as a result of, or in connection with:

(i) a liability or alleged liability to a third party (a “Third Party Claim”), then Seller may, in respect of a Third Party Claim that is solely for monetary damages all or a majority of which Seller would be liable for in accordance with the terms hereof, within 90 days of becoming aware of such Third Party Claim, and before any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of such Third Party Claim or such Third Party Claim is otherwise disposed of, give notice to Purchaser that it elects to assume the conduct of any dispute, compromise, defence or appeal of the Third Party Claim and of any incidental negotiations on the following terms (provided that Seller shall not have the right to so elect to defend any Third Party Claim in respect of which Purchaser reasonably believes that to do so would reasonably be expected to result in a Material Commercial Matter (as defined below)):

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(A) Seller shall indemnify Purchaser against all liabilities, charges, costs and expenses which it may incur in taking any such action as Seller may request pursuant to clauses (B) and (C) below;

(B) Purchaser shall make available to Seller such Persons and all such information as Seller may reasonably request for assessing, contesting, disputing, defending, appealing or compromising the Third Party Claim;

(C) Except in any case in which Purchaser reasonably believes to do so would reasonably be expected to result in a Material Commercial Matter, Purchaser shall take such action to assess, contest, dispute, defend, appeal or compromise (subject to clause (E) below) the Third Party Claim as Seller may reasonably request and shall not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed);

(D) Seller shall keep Purchaser informed of the progress of the Third Party Claim and provide Purchaser with copies of all relevant documents and such other information in its possession as may be reasonably requested by Purchaser;

(E) Seller shall not, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld or delayed), agree to any settlement or compromise of such Third Party Claim unless such settlement or compromise obliges Seller to pay the full amount of the liability (if any) in connection with such Third Party Claim, releases Purchaser completely in connection with such Third Party Claim and would not otherwise adversely affect Purchaser in any material respect; and

(F) Purchaser shall have the right to participate in the defence of the Third Party Claim and to employ counsel (not reasonably objected to by Seller), at its own expense, separate from the counsel employed by Seller.

(ii) a Third Party Claim, Purchaser shall, until the earlier of such time as Seller shall give any notice as contemplated by clause (i) above and such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of:

(A) consult with Seller, and take account of the reasonable requirements of Seller, in relation to the conduct of any dispute, defence, compromise or appeal of the Third Party Claim; and

(B) keep Seller promptly informed of the progress of the Third Party Claim and provide Seller with copies of all relevant documents and such other information in Purchaser’s possession as may be reasonably requested by Seller; and

(C) not cease to defend the Third Party Claim or make any admission of liability, agreement or compromise in relation to the Third Party Claim without the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed).

(b) Nothing in this Section 8.08 shall require the provision by any Person of any information to the extent such provision would contravene any applicable law or regulation or Judgement or would breach any duty of confidentiality owed to any third party or would, in the reasonable opinion of the Person otherwise obliged to provide the information, be likely to compromise litigation privilege or privilege in respect of future litigation.  If any information is provided by any Person (the “Provider”) to any other Person (the “Recipient”) pursuant to this Section 8.08:

(i) that information shall only be used by the Recipient in connection with the Third Party Claim and Section 5.05 of this Agreement shall in all other respects apply to that information; and

(ii) to the extent that information is privileged:

(A) no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and

(B) if a third party requests disclosure by the Recipient in relation to that information, the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.

(c) In this Section 8.08, the expression “Material Commercial Matter” shall mean (i) the loss by Purchaser or any of its Affiliates of any material sales (from the TBZ Business or otherwise) or of any relationship with any material customer, supplier, licensor, licensee or distributor or (ii) the material impairment of Purchaser’s business reputation.

(d) Any failure by Purchaser to comply with the provisions of this Section 8.08 shall not prevent any Warranty Claim by Purchaser or extinguish any liability of Seller under the Warranted Statement in question, but shall be taken into account in calculating any such liability of Seller to the extent that such liability is increased or not mitigated by reason of such failure.

SECTION 8.09. Mitigation.  Nothing in this Agreement shall be deemed to relieve Purchaser from any common law duty to mitigate any loss or damage incurred by it as a result of any of the Warranted Statements being untrue or inaccurate.

SECTION 8.10. Recovery from Third Parties.  If:

(a) Seller makes a payment to Purchaser or its designee in respect of a Warranty Claim (the “Damages Payment”);

(b) at any time after the making of such payment Purchaser or any of its Affiliates receives any sum other than from Seller which would not have been received but for the matter or circumstance giving rise to that Warranty Claim (the “Third Party Sum”);

(c) the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d) the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate Purchaser in full for the loss or liability which gave rise to the Warranty Claim in question,

Purchaser shall, promptly following receipt of the Third Party Sum by it, repay to Seller such amount as leaves Purchaser, after taking into account such Damages Payment and all costs reasonably incurred by Purchaser in recovering the Third Party Sum, in the same after-Tax position as if the circumstances giving rise to the Warranty Claim had not arisen.

SECTION 8.11. Insurance.  Without prejudice to Purchaser’s duty to mitigate any loss in respect of any of the Warranted Statements being untrue or inaccurate, if, in respect of any matter which would otherwise give rise to a Warranty Claim, Purchaser or any of its Affiliates is entitled to claim under any policy of insurance, the amount of insurance monies to which Purchaser or any of its Affiliates is entitled, less all reasonable costs of recovery, any Tax thereon and any directly related increase in the future premiums payable for such insurance, shall reduce pro tanto or extinguish that Warranty Claim.

SECTION 8.12. Waiver of Set Off Rights.  Purchaser waives any and all rights of set off, deduction or retention against or in respect of any of its payment obligations under this Agreement which it might otherwise have by virtue of any Warranty Claim.

SECTION 8.13. Remedy of Breaches.  If the matter or circumstance giving rise to a Warranty Claim is capable of remedy or mitigation, Purchaser shall, if reasonable to do so, consult with Seller to provide Seller with a reasonable opportunity to remedy or mitigate the relevant matter or circumstance (without prejudice to Purchaser’s rights hereunder).

ARTICLE IX

General Provisions

SECTION 9.01. Assignment.  None of the rights and obligations under this Agreement shall be assigned or transferred (including by operation of law in connection with a merger or consolidation of Purchaser or Seller) without the prior written consent of the other party hereto.  Notwithstanding the foregoing:

(a) Purchaser may (without cost to Seller) assign, sublicense (to the extent permitted by the terms of any head licence and subject to its terms), subcontract or delegate any or all of its rights and obligations under this Agreement to an Affiliate of Purchaser for the time being without the prior written consent of Seller and, if in the case of assignment, it assigns all (but not part) of it rights under this Agreement, the assignee may enforce the obligations on the part of Seller as if it had been named in this Agreement as Purchaser; provided that (i) no such assignment, sublicense, subcontract or delegation shall limit or affect Purchaser’s obligations hereunder and Purchaser shall be liable for the acts and omissions of any such assignee, sublicensee, subcontractor or delegate as though they were Purchaser’s own acts and omissions, (ii) prior to any such Affiliate of Purchaser (to which such assignment, sublicense, subcontracting or delegation has been made), ceasing to be an Affiliate of Purchaser for the time being, Purchaser shall procure that any such sublicense, subcontract or delegation is automatically and immediately terminated and, in the case of assignment, that the entire benefit of this Agreement is reassigned or otherwise returned to Purchaser or assigned to another Affiliate of Purchaser for the time being and (iii) no such assignment, sublicense, subcontract or delegation shall result in an increase of Taxes payable by Seller unless, to the extent such assignment, sublicense, subcontract or delegation does result in Taxes or additional Costs payable by Seller on an after-Tax basis, Purchaser shall indemnify Seller for any such increase in Taxes.

(b) Seller may (without cost to Purchaser) assign its right to payment under this Agreement to an Affiliate of Seller for the time being without the prior written consent of Purchaser and, if it does so, the assignee may enforce the payment obligations on the part of Purchaser as if it had been named in this Agreement as Seller; provided that (i) no such assignment shall limit or affect Seller’s obligations hereunder, (ii) prior to the assignee ceasing to be an Affiliate of Seller for the time being, Seller shall procure that the right to payment under this Agreement is re-assigned to Seller or assigned to another Affiliate of Seller for the time being and (iii) no such assignment shall result in an increase of Taxes payable by Purchaser unless, to the extent such assignment does result in Taxes or additional Costs payable by Purchaser on an after-Tax basis, Seller shall indemnify Purchaser for any such increase in Taxes.  Seller may also subcontract  performance of all or any of its obligations under this Agreement (other than its obligations under Schedule 5.09, except to the extent provided therein) to an Affiliate of Seller and to any third party subcontractor used by Seller or any of its Affiliates in the TBZ Business during the 12 months prior to the date of this Agreement or any other subcontractor approved by Purchaser, such approval not to be unreasonably withheld or delayed; provided that no such subcontracting shall limit or affect Seller’s obligations hereunder and Seller shall be liable for the acts and omissions of any such subcontractor as though they were Seller’s own acts and omissions.

(c) No assignment under this Section 9.01 shall in any way operate so as to increase the liability or reduce the rights of any parties under this Agreement.  Any attempted assignment in violation of this Section 9.01 shall be void.

SECTION 9.02. No Third-Party Beneficiaries.  (a) Except as expressly stated in this Agreement, a Person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

(b) Notwithstanding Section 9.02(a), (i) this Agreement may be rescinded or varied in any way and at any time by the parties hereto without the consent of any Person who is not a party to this Agreement and (ii) no Person who is not a party to this Agreement may enforce, or take any step to enforce, the provisions of this Agreement without the prior written consent of the relevant party hereto.

SECTION 9.03. Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service as follows:

(i) if to Purchaser,

Biovail Laboratories International (Barbados) SRL
Welches
Christ Church, Barbados
BB17154
Fax:  246.420.1532
Attention:  Chief Operating Officer;

with copies to:

Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
L5N 8M5
Canada
Fax:  905.286.3050
Attention:  General Counsel;

and

Cravath, Swaine & Moore LLP
825 8th Avenue
Worldwide Plaza
New York, New York 10019
United States of America
Fax:  212.474.3700
Attention:  Eric Schiele; and

(ii) if to Seller,

Cambridge Laboratories (Ireland) Limited
Alexandra House
The Sweepstakes
Ballsbridge
Dublin 4
Republic of Ireland
Fax:  +353.1.631.9452
Attention: Chief Executive Officer;

with a copy to:

Cambridge Laboratories Limited
First Floor
Deltic House
Kingfisher Way
Silverlink Business Park
Wallsend

Tyne & Wear
NE28 9NX
United Kingdom
Fax: +44.191.296.9371
Attention: Chief Executive Officer,

or at any such other address or fax number of which it shall have given notice for this purpose to the other parties under this Section 9.03.  Any notice or other communication shall be deemed to have been given:

(i) if delivered personally or sent by courier, on the date of delivery if such date is a Business Day, and otherwise on the next following Business Day; or

(ii) if sent by mail, on the fourth Business Day after it was put into the post; or

(iii) if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time in the country of destination) on any Business Day, and in any other case on the Business Day following the date of transmission.

In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted or that the envelope containing the communication was properly addressed and sent, postage prepaid, by registered, certified or express mail or overnight courier service, as the case may be.  This Section 9.03 shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any Proceedings arising out of or in connection with this Agreement.

SECTION 9.04. Interpretation; Exhibits and Schedules; Certain Definitions.  (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(b) For all purposes hereof:

“Affiliate” of any Person which is not an individual means another Person which is not an individual that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Form” means, in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of Seller and Purchaser with such changes as Seller and Purchaser may agree in writing before Closing; provided that (other than with respect to the documents referred to in Sections 6.02(e) and 6.02(f)) non-material changes can be made by Seller or Purchaser without the other party’s consent.

“Assigned Contracts” means all Contracts to which Seller or any of its Affiliates is a party or by which Seller or any of its Affiliates is bound, that relate primarily to the TBZ Business and/or the TBZ Products (excluding any employment Contracts), and including, for the avoidance of doubt, the (A) licence agreement between LifeHealth Limited and Cambridge Laboratories Limited (previously known as Cambridge Selfcare Diagnostics Limited), dated December 10, 1998, as amended (the “1998 LifeHealth Licence”), (B) licence and consent agreement between Seller and LifeHealth Limited, dated as of September 22, 2006, as amended (such agreement, together with the 1998 LifeHealth Licence, the “LifeHealth Agreements”), (C) consultancy agreement between Cambridge Laboratories Limited and High Crane Limited, dated as of December 20, 1996, as amended by the supplemental agreement, dated as of March 30, 2000, (D) second amended and restated agreement dated November 18, 2005 between Seller and Prestwick Pharmaceuticals, Inc., as amended by the amendment letter dated September 12, 2008 among Seller, Prestwick Holdings, Inc. and Ovation Pharmaceuticals, Inc., and (E) first amended and restated agreement for Canadian rights to Nitoman dated November 18, 2005 between Seller and Prestwick Pharmaceuticals, Inc., as amended by the amendment letter dated September 15, 2008 among Seller, Prestwick Pharmaceuticals, Inc. and Biovail Americas Corp. (such agreement, together with the agreement described in clause (D), the “Prestwick Agreements”).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in London and Barbados for normal business.

“Control” as applied to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.

“Costs” means all liabilities, actions, proceedings, costs (including reasonable legal and other professional fees and costs), expenses, damages, claims and demands.

“Data Room” means the documents that are both (i) available to Purchaser in Seller’s electronic data room as of the date immediately prior to the date of this Agreement and (ii) referred to in the index of data room documents annexed to the Disclosure Letter.

“Debts” means:

(i) any debts or other sums due or payable to Seller or its Affiliates in connection with the TBZ Business and outstanding at Closing;

(ii) any debts or other sums which become due or payable to Seller after Closing to the extent in respect of goods sold (including TBZ Products) or services performed in connection with the TBZ Business prior to Closing;

(iii) any interest payable on the debts or other sums described in clauses (i) and (ii); and

(iv) the benefit of all securities, guarantees, indemnities and rights relating to the debts or other sums described in clauses (i), (ii) and (iii).

“Disclosed” means those matters fairly disclosed to Purchaser (a) as at the date of this Agreement, in the Disclosure Letter and (b) as at the date of Closing, in any of the Disclosure Letter and (solely to the extent set forth in Section 8.03(b)) the Second Disclosure Letter.

“Disclosure Letter” means the letter of the same date of this Agreement from Seller to Purchaser.

“$” means United States dollars.

“Excluded Marks” means all rights in and to:

(i) the word Cambridge;

(ii) the word CambLabs;

(iii) the logo used by Seller and its Affiliates depicted in Schedule 1.02(b)(xiii); and

(iv) all variations of, and all words or marks confusingly similar to, (i), (ii) and (iii) above or any of them.

“extent”, in the phrase “to the extent”, means the degree to which a subject or other such thing extends, and such phrase shall not mean simply “if”.

“including” means including, without limitation.

“Person” means any individual, firm, corporation, company, body corporate, partnership, limited liability company, trust, joint venture, Governmental Entity, association or other entity (whether or not having separate legal personality).

“Purchase Price” means purchase price for the Acquired Assets set out in Section 2.03.

“Seller’s Irish Solicitors” means Arthur Cox of Earlsfort Centre, Earlsfort Terrace, Dublin 2, Republic of Ireland.

“Territory” means (i) with respect to any Competitive Activities relating to the development of any Competing Products, worldwide, and (ii) with respect to other Competitive Activities, any jurisdiction (A) into which Seller or any of its Affiliates distributes, directly or indirectly, TBZ Products or (B) with respect to which Seller or any of its Affiliates has made any investment of time or any other resource to advance any plan or intention to distribute, directly or indirectly, TBZ Products in the future, in the case of each of clauses (A) and (B), as of the Closing Date.

“VAT” means value added tax chargeable under or pursuant to VATA 1994 or the Value Added Tax Act 1972 of Ireland (as amended) or any equivalent legislation enacted pursuant to Council Directive 2006/112/EC or any similar sales, purchase or turnover tax chargeable outside the European Union.

“VATA 1994” means the Value Added Tax Act 1994 of the United Kingdom.

“Warranted Statement” has the meaning given in Article III.

“Warranties” means the warranties on the part of Seller contained in Sections 3.01 to 3.19.

“Warranty Claim” means a claim by Purchaser the basis of which is that a Warranted Statement is, or is alleged to be, untrue or inaccurate.

(c) Where any statement in Article III or in the Disclosure Letter is qualified by the expression “so far as Seller is aware” or “to the best of Seller’s knowledge, information and belief” or any similar expression, that statement shall be deemed to refer to the actual knowledge of Seller after making reasonable enquiries of the following individuals: Mark Evans, David Wildy, Philip Nichols and Andrew Duffield.

SECTION 9.05. Limited Waiver of Set Off Rights.  Each of Purchaser and Seller waives any and all rights of set off, deduction or retention against or in respect of any of its payment obligations under this Agreement which it might otherwise have by virtue of any claim under this Agreement, save that this waiver shall not apply to the amount payable by Purchaser pursuant to Section 2.03(b)(iii), against which Purchaser shall have the right to set off, deduct or retain amounts of the following claims (and only the following claims):  any claim by Purchaser under (a) the indemnity set out in Section 1.03(c), (b) the indemnity set out in Section 5.16(b) and (c) Section 1.05 (in each case with the reasonable amount of any such claim that is unliquidated determined by independent counsel chosen by the Chairman of the Bar Council).

SECTION 9.06. Counterparts.  This Agreement may be executed in one or more counterparts and by each party hereto on separate counterparts, all of which shall be considered one and the same agreement, but which shall not be effective until each party hereto has executed at least one counterpart.

SECTION 9.07. Entire Agreement.  (a) This Agreement, along with the Schedules and Exhibits hereto, constitute the whole and only agreement between the parties hereto relating to the subject matter of this Agreement and supersede all previous agreements, whether oral or in writing, between the parties relating to the subject matter of this Agreement.

(b) Each party hereto acknowledges that, in entering into this Agreement, it is not relying upon any pre-contractual statement that is not set forth in this Agreement and that, except in the case of fraud, neither party hereto shall have any right of action against the other party hereto arising out of or in connection with any pre-contractual statement, except to the extent that such statement is repeated in this Agreement.

(c) For the purposes of this Section 9.07, “pre-contractual statement” means any express or implied agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, and any draft of any of the foregoing, whether or not in writing, relating to the subject matter of this Agreement made or given by any Person at any time prior to the time at which this Agreement becomes legally binding.

SECTION 9.08. Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, such invalidity, illegality or unenforceability shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement or the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

SECTION 9.09. Governing Law.  (a) This Agreement shall be governed by and construed in accordance with English law.  Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

(b) The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this Agreement) and the parties irrevocably submit to the exclusive jurisdiction of the English courts, the Judgments of which shall be conclusive and binding upon the parties and may be enforced in any other jurisdiction.

(c) Seller irrevocably appoints Cambridge Laboratories Limited of First Floor Deltic House, Kingfisher Way, Silverlink Business Park, Wallsend, Tyne & Wear NE28 9NX as its agent in England for service of process.

(d) Purchaser irrevocably appoints Cravath, Swaine & Moore LLP of CityPoint, One Ropemaker Street, London EC2Y 9HR, as its agent in England for service of process.

(e) The parties waive and agree not to raise any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

(f) Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal action or proceeding arising, directly or indirectly, out of or relating to this Agreement or the transactions contemplated by it and for any counterclaim therein (in each case whether based on contract, tort or any other theory and whether predicated on common law, statute or otherwise).  Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties have been induced to enter into this Agreement by, amongst other things, the mutual waivers and certifications in this clause.

SECTION 9.10. Law of Property (Miscellaneous Provisions) Act 1994.  For avoidance of doubt, Part I of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply to the Acquired Assets that are not of a nature capable of being legally or beneficially owned.

SECTION 9.11. Language.  The language of this Agreement and the transactions envisaged by it is English and all notices to be given in connection with this Agreement must be in English.  All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

SECTION 9.12. Payments.  Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made to Seller or Purchaser under this Agreement shall be made in United States dollars by transfer of the relevant amount into the relevant account on or before the date the payment is due for value on that date.  The relevant account for a given payment is:

(a) if that payment is to Seller, the account of Seller at:

Ulster Bank College Green Branch PO Box 145 33 College Green Dublin 2

account number:	{***}†
sort code:	{***}†
BIC:	{***}†
IBAN:	{***}†

or such other account as Seller shall, not less than three Business Days before the date that payment is due, have specified by giving notice to Purchaser for the purpose of that payment; and

(b) if that payment is to Purchaser, such account of Purchaser as Purchaser shall, not less than three Business Days before the date that payment is due, have specified by giving notice to Seller for the purpose of that payment.

SECTION 9.13. Default Interest.  If a party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of 3% above the base rate from time to time of Ulster Bank, which interest shall accrue from day to day and be compounded monthly.

† Represents material which has been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement on the date first written above.

CAMBRIDGE LABORATORIES (IRELAND) LIMITED,

by:	/s/ Mark P. Evans
Name: Mark P. Evans
Title: Chief Executive Officer

BIOVAIL LABORATORIES INTERNATIONAL (BARBADOS) SRL,

by:	/s/ Michel Chouinard
Name: Michel Chouinard
Title: Chief Operating Officer

List of Schedules

Schedule 1.02(a)(vii)	Domain Names
Schedule 1.02(b)	Excluded Assets
Schedule 1.02(b)(xiii)	Excluded Marks
Schedule 1.2(c)	Shared Contracts
Schedule 2.02	Closing
Schedule 3.04	Financial Information
Schedule 3.05(b)	TBZ Products Sold by Seller and its Affiliates
Schedule 3.06(a)(i)	Assigned Intellectual Property
Schedule 3.07(a)	Assigned Contracts
Schedule 3.09	CMO Equipment
Schedule 3.11	Regulatory Approvals
Schedule 5.01	Non-Restricted Activities
Schedule 5.09	Transition Services
Schedule 5.16(c)	Transferred Employees
Schedule 6.02(b)	Assigned Contracts Requiring Consent
Schedule 6.02(d)	Shareholders Subject to Non-Compete
Schedule 6.02(e)	Agreed Form of LifeHealth Limited Letter

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